UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

     Form C: Offering Statement
     Form C-U: Progress Update

✓ Form C/A: Amendment to Offering Statement

    ✓ Check box if Amendment is material and investors must reconfirm within five business days.

        This Form C/A is filed to reflect the following changes: (i) an increase in the Maximum Offering Amount to $1,070,000; (ii) an update to the use of proceeds amounts if the Maximum Offering Amount is raised; (iii) an update to the financials listed in the most recent fiscal year-end and prior fiscal year-end tables; (iv) an increase in the Maximum Individual Purchase Amount to $107,000; and (v) the inclusion of reviewed financial statements attached as <u>Exhibit A</u>.

     Form C-AR: Annual Report

     Form C-AR/A: Amendment to Annual Report

     Form C-TR: Termination of Reporting

Name of Issuer:

DATG Group, LLC

Legal status of Issuer:

     Form:

     LLC

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     December 8, 2017

Physical Address of Issuer:

50 Avenue A, 6B, New York, NY 10009

Website of Issuer:

https://dreamsarentthisgood.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

March 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

1

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$182,153	$50,354
Cash & Cash Equivalents	$94,447	$14,094
Accounts Receivable	$47,206	$1,530
Short-term Debt	$160,981	$117,805
Long-term Debt	$150,000	$117,805
Revenues/Sales	$127,879	$32,448
Cost of Goods Sold	$120,318	$20,594
Taxes Paid	--	--
Net Income	- $83,357	- $73,725

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 29, 2021

DATG Group, LLC



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

DATG Group, LLC ("**DATG**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://dreamsarentthisgood.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/datg

The date of this Form C/A is December 29, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than the Intermediary has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

DATG Group, LLC is a lifestyle salsa brand, formed in Delaware as a limited liability company on December 8, 2017.

The Company is located at 50 Avenue A, 6B, New York, NY 10009

The Company's website is https://dreamsarentthisgood.com.

The Company conducts business in New York and sells products throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/datg and is attached as <u>Exhibit B</u> to this Form C/A.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000[*]
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000[*]
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 [+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	March 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 12 hereof.
Voting Rights	See the description of the voting rights on page 24.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its managers, executive officers and key employees.

In particular, we are dependent on Matt Bennett, our Manager and Founder. The loss of Matt Bennett could harm the Company's business, financial condition, cash flow and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the

Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C/A, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C/A thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as <u>Exhibit E</u>. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Units, Investors would receive CF Shadow Securities in the form of Series B-CF Preferred Shadow Units and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Preferred Units consistent with the majority of the Series B Preferred Unit holders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, distributions, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred units, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is in the business of producing salsa. The Company combines flavors of the South with the sounds and styles of he Big Apple. The Company offers clean-label and shelf-stable chips and salsa and creates content and packaging.

Business Plan

The Company's mission is to be the most preferred, most famous salsa in the world. To meet this goal, the Company will focus on stores where it makes sense both via self distribution and outside distribution partners. In addition, the Company will heavily focus on expanding and growing into the craft brewing industry. The Company currently has 20 brewery partners in only a few months and is heavily focused on owning an "untapped" industry to build greater growth as it already sees better returns here than in store and create better partnerships. The Company will also increase its disbribution and sales channels worldwide and expand its online availabity, enabling consumers to more easily purchase the Company's products. The Company seeks to accomplish its mission through the following six pillars:

People: Create a culture that brings people together and builds them up through inspiring content and community.

Products: Pour our passion into creating the best products on the planet.

Partners: Bring together customers and companies to further inspire and ignite our global brand.

Profits: Drive long-lasting revenues while being resourceful with our responsibilities.

Productivity: Be an agile, adaptable and aggressive team, company and brand.

Philanthropy: Provide solutions to the problems that continue driving worldly challenges.

The Company's Products and/or Services

Product / Service	Description	Current Market
Salsa Flavors include: original, garlic cilantro, jalapeno pineapple, avocado pepper, bluberry coconut and chipotle mango.	Born on the Bayou, perfected in the Big Apple. Salsa that contains flavors of the South with the sounds and styles of New York City.	Direct online wholesale and direct to consumer.

Competition

There are approximately eight mainstream, nationwide companies that we compete against, including Tostitos, Desert Pepper and Mountain Gringo.

The market in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Demographic: target consumer is 25-45 years old, values quality, experiences, making a difference and lives an aspirational lifestyle.

Psychographic: target consumer has interests in everything from food to fashion, art to adventure, and tech to travel, while very much sharing inspiration via social media.

Geographic: target consumer lives everywhere from urban cities to under-the-radar coastal towns and outside the city lines to outdoor mountain tops.

Buying Behavior: target consumers want to appear in the know and inclusive, while maintaining individual style. People buy from DATG as a form of fulfillment, self accomplishment and personal growth because they believe that purchasing a product from an inclusive, inspirational and impacting brand gives them the opportunity to be part of something bigger than themselves.

Supply Chain

The Company has two co-packers with over 30 years of experience. The Company's bag, box and label suppliers have the same lineage, and all are based in the U.S. The Company believes the loss of its current third-party providers would cause a major disruption to its business and cause both short-term and long-term limitations. The Company has access to alternate providers in the event its current third-party providers are unable to provide products or services, however, alternate providers may not have the same level of experience as the Company's current providers.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
6123335	"dreams aren't this good"	Trademark	December 11, 2019	August 11, 2020	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Growing Team	35%	$8,750	35%	$374,500
Product Inventory	25%	$6,250	25%	$267,500
Marketing	24%	$6,000	24%	$256,800
Operations	10%	$2,500	10%	$107,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

Growing Team (35%): The Company will add sales/marketing team members to move more product, warehouse operations/fulfillment members to pack and ship sales orders, as well increase/improve its current relationships with its financial team to position it as an even more dynamic company.

Product Inventory (25%): The Company will purchase/produce more product upfront, working to lower costs, while also minimizing the challenges of supply chain. The Company will also keep more product on hand in its New York warehouse so it has more immediate abilities to fulfill orders. The Company also will make improvements to its branded packaging enabling it to ship cases without having to place in other boxes.

Marketing (24%): The Company will invest heavily into increasing production (content) to build awareness of its brand and increase DTC sales. The Company will also focus on supporting its growth strategy by increasing its event presence to connect with consumers, sell product and elevate brand buy-in.

Operations (10%): By adding team members, the Company will improve its operational efficiencies to better receive, store, ship and complete orders from sales team. The Company will also invest in technology to increase/improve its transparency across the company, enabling it to more quickly problem solve.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

Matt Bennett	Manager and Founder	DATG Group, LLC, 2017 - Present. Matt is responsible for all high level decisions and overall company direction to execute mission.	Louisana State University, Bachelor of Arts in Public Relations, Mass Communications and Fashion, 2002

Biographical Information

Matt Bennett, the Company's manager and founder, attended Lousiana State University where he received his Bachelor of Arts degrees in public relations, mass communications and fashion in 2002. Matt first discovered his passion for making salsa while he was attending Lousiana State University. Matt founded the Company in 2017 and has been the Company's manager since its formation. Using his entrepreneurial spirit, life experiences of travel, business and relationships and his passion for making salsa, Matt is responsible for all high-level Company decisions.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has issued the following classes of Securities:

Type	Membership Units
Anti-Dilution Rights	None.
Voting Rights	All members of the Company have voting rights in accordance with their percentage interest in the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize and issue additional Units at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following additional securities outstanding:

Type	Sweat Equity (April 2021 Grant)
Face Value	Up to 10% of interest in the Company
Voting Rights	Holder is not entitled to vote prior to vesting.
Anti-Dilution Rights	None.
Material Terms	Entitled to the remaining 1.75% (17,500 Units) as of 4/18/2022 and upon termination, will be entitled to the pro-rated portion of the the grant, assuming vesting in equal quarterly installments.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The unvested remainder (17,500 Units), is subject to acceleration in a qualified financing (in the amount determined by the Company). Has a right of participation in equity financings to maintain 10% ownership.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.25%

Type	Sweat Equity (July 2021 Grant)
Face Value	Up to 1.0% of interest in the Company
Voting Rights	Holder is not entitled to vote prior to vesting.
Anti-Dilution Rights	None.
Material Terms	Entitled to 10,000 Units, 1%, vesting in equal annual installements over the course of 4 years and upon termination, will be entitled to the pro-rated portion of the the grant, assuming vesting in equal 6 month installments.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The unvested remainder (10,000 Units), is subject to acceleration in a qualified financing (in the amount determined by the Company). Has a right of participation in equity financings to maintain 1% ownership.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0%

Type	Convertible Promissory Note
Face Value	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote (prior to conversion).
Anti-Dilution Rights	None
Material Terms	Qualified financing: At the closing of a qualified financing of at least $500,000, the outstanding principal and accrued interest are convertible into the number of fully paid and non-assessable number of Membership Units or shares of the same securities issued in connection with such qualified financing. Change in control: Prior to a change in control of the Company before the maturity date of the note, the outstanding principal and accrued interest will be either: (i) payable upon demand as of the closing of such change in control or (ii) converted into that number of common units determined by dividing the aggregate amount of the principal then outstanding and accrued interest divided by the conversion price.
Interest Rate and Amortization	7% per annum All unpaid principal and accrued interest will be due and payable upon demand at any time after the maturity date. The maturity date is the earlier of (i) the 24th month anniversary of the initial closing or subsequent closing or (ii) the completion of a qualified financing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of such conversion securities may be dilutive and such securities may have greater rights than the Crowd SAFE.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The aggregate percentage ownership by the Convertible Promissory Note holder assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the SAFE were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C/A, the percentage ownership of the Company by the holder of the SAFE would be approximately 11%.

Outstanding Debt

As of the date of this Form C/A, the Company has the following debt outstanding:

Type	Promissory Note
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	5% per annum Payment in full of principal and interest accrued shall be payable on the Maturity Date.
Description of Collateral	Uncollateralized.
Other Material Terms	None.
Maturity Date	August 7, 2025

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Matt Bennett	Membership Units	91.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

DATG Group, LLC (the "**Company**") was formed on December 8, 2017 under the laws of the State of Delaware, and is headquartered in New York, NY.

Cash and Cash Equivalents

As of December 31, 2019 and December 31, 2020, the Company's cash and cash equivalents were $14,094 and $94,447, respectively.

As of November 30, 2021, the Company had an aggregate of $60,000 in cash and cash equivalents, leaving the Company with approximately 3 to 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

This Form C/A is filed to reflect the following changes: (i) an increase in the Maximum Offering Amount to $1,070,000; (ii) an update to the use of proceeds amounts if the Maximum Offering Amount is raised; (iii) an update to the financials listed in the most recent fiscal year-end and prior fiscal year-end tables; (iv) an increase in the Maximum Individual Purchase Amount to $107,000; and (v) the inclusion of reviewed financial statements attached as Exhibit A.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Promissory Note	$100,000	1 Note	Working Capital.	October 1, 2018	Section 4(a)(2)
Sweat Equity for Membership Units	--	Up to 10% interest in the Company	Working Capital.	April 18, 2021	Section 4(a)(2)
Sweat Equity for Membership Units	--	Up to 1.0% interest in the Company	Working Capital.	July 15, 2021	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C/A (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by March 31, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C/A and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Distributions

The Securities do not entitle Investors to any distributions.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $5,000,000 divided by the aggregate number of issued and outstanding shares of capital units, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred units and all outstanding vested or unvested options or warrants to purchase capital units, but excluding (i) shares of capital units reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital units, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company undergoing an IPO (as defined below) of its Capital Units or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of Common Units of the Company equal to the Purchase Amount divided by the quotient of (a) $5,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital units outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital units reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the

Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital units equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital units granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital units issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital units, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's managers determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital units, as determined in good faith by the Company's managers.

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred units then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Units as determined in good faith by the Company's managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Units upon a Dissolution Event and (iii) all holders of Common Units.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital units into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital units authorized to issue upon the conversion of the Securities, because the amount of capital units to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Units, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C/A. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Matt Bennett*

(Signature)

Matt Bennett

(Name)

Manager and Founder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Matt Bennett*

(Signature)

Matt Bennett

(Name)

Manager and Founder

(Title)

December 29, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

DATG GROUP, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
DATG Group LLC
New York, New York

We have reviewed the accompanying financial statements of DATG Group LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 6, 2021

DATG Group LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	94,447	$	14,094
Account receivables, net		47,206		1,530
Inventories		40,500		34,730
Total current assets		**182,153**		**50,354**
Total assets	$	**182,153**	$	**50,354**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	34,668	$	-
Credit cards		9,133		11,311
Convertible Note		100,000		100,000
Other current liabilities		17,181		6,493
Total current liabilities		**160,981**		**117,805**
Promissory Note and loans		150,000		-
Total liabilities		**310,981**		**117,805**
MEMBERS' EQUITY				
Members' equity		(128,827)		(67,451)
Total members' equity		**(128,827)**		**(67,451)**
Total liabilities and members' equity	$	**182,154**	$	**50,354**

See accompanying notes to financial statements.

DATG Group LLC

Statements of Operations

(Unaudited)

For Fiscal Year Ended December 31,		**2020**		**2019**
(USD $ in Dollars)				
Net revenue	$	127,879	$	32,448
Cost of goods sold		120,318		20,594
Gross profit		7,562		11,854
Operating expenses				
General and administrative		65,771		29,525
Sales and marketing		14,460		8,014
Total operating expenses		80,231		37,539
Operating income/(loss)		(72,669)		(25,685)
Interest expense		10,688		6,395
Other Loss/(Income)		-		41,644
Income/(Loss) before provision for income taxes		(83,357)		(73,725)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(83,357)**	**$**	**(73,725)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	$ -
Owners' contribution	6,274
Net income/(loss)	(73,725)
Balance—December 31, 2019	$ (67,451)
Owners' contribution	28,155
Owners' draw	(6,175)
Net income/(loss)	(83,357)
Balance—December 31, 2020	$ (128,827)

See accompanying notes to financial statements.

DATG Group LLC
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(83,357)	$	(73,725)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acount receivables		(45,676)		(1,530)
Inventories		(5,770)		(34,730)
Account Payables		34,668		-
Credit cards		(2,179)		11,311
Other current liabilities		10,688		6,493
Net cash provided/(used) by operating activities		**(91,626)**		**(92,180)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Owners' contribution		28,155		6,274
Owners' draw		(6,175)		
Borrowing on Promissory Note and loans		150,000		
Borrowing on Convertible Note		-		100,000
Net cash provided/(used) by financing activities		**171,980**		**106,274**
Change in cash		80,354		14,094
Cash—beginning of year		14,094		-
Cash—end of year	**$**	**94,448**	**$**	**14,094**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	10,688	$	6,395
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

DATG Group LLC was formed on December 8, 2017 in the state of Delaware. The financial statements of DATG Group LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

The Company formulates and sells specialty food products, primarily salsa and chips under the name "Dreams Aren't This Good". It sells products at the wholesale level, through distributors, and to eating and drinking establishments. It currently has a minor presence online.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventory of product is maintained primarily at the production facility and drop shipped to wholesaler and distributors. Inventories are stated at lower of cost or market. Cost is determined on specific identification.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of specialty food products, primarily salsa and chips to customers.

Cost of sales

Costs of goods sold include the cost of goods sold, freight and delivery, ingredients packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $14,460 and $8,014, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 6, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Finished goods	$ 40,500	$ 34,730
Total Inventories	**$ 40,500**	**$ 34,730**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

As of December 31,	2020	2019
Accrued interest	$ 17,083	$ 6,395
Sales tax payable	$ 98	$ 98
Total Other Current Liabilities	**$ 17,181**	**$ 6,493**

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020	
Member's name	**Ownership percentage**
Matt Bennett	100.0%
TOTAL	**100.0%**

6. DEBT

Promissory Notes & Loans

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Advanta IRA Administration LLC	$ 150,000	5.00%	8/8/2020	7/8/2025	$ 2,500	$ 2,500	$ -	$ 150,000	$ 150,000
Total	**$ 150,000**				**$ 2,500**	**$ 2,500**	**$ -**	**$ 150,000**	**$ 150,000**

DATG GROUP LLC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ -
2022	
2023	-
2024	-
2025	150,000
Total	**$ 150,000**

Convertible Note(s)

The following is the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Total Indebtedness	Interest Expense	Accrued Interest	Total Indebtedness
Advanta IRA Administration	$ 100,000	7.00%	1/10/2018	1/10/2020	7,000	7,000	100,000	7,000	7,000	100,000
Total					$ 7,000	$ 7,000	$ 100,000	$ 7,000	$ 7,000	$ 100,000

The convertible notes are convertible into membership units at a conversion price. The conversion price means the lesser of (a) 80% of the price per share (or their equivalent) paid for the Conversion Security by the investors in the Qualified Financing and (b) the implied price per share (or their equivalent) of the company's common stock (or their equivalent) on a fully-diluted basis based on a Company valuation of $1,000,000, with fractional shares to be rounded to the nearest whole share (or their equivalent). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 13,685
2022	9,775
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 23,460**

Rent expense was in the amount of $9,529 and $6,669 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through December 6, 2021, the date the financial statements were available to be issued.

In July 2021, the Company adopted a 2021 Stock Option and Grant Plan ("2021 Plan") which permits the grant or option of shares to employees for up to 1% or 10,000 shares of equity interest. In April 2021, the company granted an 8.25% interest in the partnership to two employees as additional compensation. An additional 1.75% interest in the partnership will vest in April 2022. Stock awards generally vest over four years.

In 2021 management has taken steps to issue equity securities through a "Crowdfunded Offering". The Company is attempting to raise between $500,000 and $1,070,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended, in order to receive any funds. The Crowdfunded offering is being made through OpenDeal Portal LLC (the "Intermediary", aka "Republic" or Republic.co). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has relied on contributions from owners, the issuance of convertible notes, and securing loans to fund its capital. As of December 31, 2020, The Company has a net operating loss of $83,357, an operating cash flow loss of $91,626 and liquid assets in cash of $94,557, which less than a year worth of cash reserves. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.

Company Name	DREAMS AREN'T THIS GOOD.™

Logo	

Headline	The first lifestyle salsa brand

Hero Image	

Tags	Social Impact, Food, B2C, B2B, CPG, Coming soon, Startups

Pitch text	### Summary

- Premium chips and salsa designed for experience and lifestyle
- Margins range from 20~70% via multiple retail channels since product launch
- 300+ retail partnerships in only two years
- 333% revenue growth since launch from 2019 to 2020
- Pre-made Salsa market worth $1.4B+, Tortilla Chips market worth $22B+
- Targeting consumers in verticals worth $1T+, $800M+ and $33B+
- Unique social good strategy donating $.05 per jar/bag sold

Problem

Consumers are changing, brands are not


I just buy what's next to the chips.
- Everyone

When walking into any store in any city, people are not excited about the salsa selections they see on the shelf. From the **lack of loyalty to the misses on marketing, salsa brands are "stale."** And while the industry continues to grow, it's also slow to diversify its approach and ripe for someone to **"dip in!"**

Not one salsa brand in recent history has revolutionized one of the largest consumer product markets in the world. There's never been a "Red Bull x Ben & Jerry's x Apple" of salsa — from making it bigger than the product by **marketing lifestyle** (energy drinks) to **creating community-inspired flavors and change through causes** (ice cream) to **thinking differently through design** (tech) — these three companies completely changed the way people experience billion-dollar brands.

Solution

Build the first lifestyle salsa brand



Brand identity

Dreams Aren't This Good (DATG) is a lifestyle brand that leads our own unique style and is purposefully designed to create energetic and emotional connections with our consumers. We are viewed as a clean x cool, modern x minimalistic brand that fits artistic, active, and aspirational cultures.

Brand position

DATG positions itself as one that encompasses urban city life to coastal-chillin, and outdoor adventures to on-the-go.

Brand execution

DATG uses local relationship building, guerrilla marketing, and compelling content as our main source of marketing. In addition, we drive our in-store presence with primed and unparalleled POS. We also support with limited flavor "drops," further driving our brand forward!

Brand system

DATG products are firstly designed to match the needs of the target market and produced in low quantities. The latest flavors are then promoted and released to drive awareness, sales, and brand "buy-in." Once the new flavor is on track to sell out, we move into launch mode, making it a full on "Fantasy Flavor" available everywhere.

Brand leverage

DATG has successfully expanded our brand by creating complementary lifestyle products. We design "fresh" apparel, produce pulse-pounding parties, create content that connects with our community, and donate dollars to make a difference for our flavor partners.

Brand tracking

DATG brand equity and loyalty of our customers is shown by the fact that we have created a "cartel-like" following with our consumers (cartel = community for good).

Brand responsibility

DATG ensures that the connection between the brand and the consumer is strong by leading our own style and adopting it with artistic, active and aspirational cultures. We do not follow the conventional rules, therefore making us unique in comparison to mainstream brands. Along with this, our products are infused & inspired by culture that creates a bond between the consumer and the brand.

Brand investment

DATG has invested heavily in the brand by betting on creative, clean content and packaging, fresh flavors and top level talent to execute on the DATG vision.



The Original Race

Product

Born on the Bayou, perfected in the Big Apple, we combine flavors of the South with sounds & styles of the city that never sleeps

We pour our passion into creating the best products on the planet. Focused on flavors, not heat levels, we start everything with a feeling…**inspired by NYC musicians' songs bumping in our earbuds mixed with the colors that connect NYC's subways**. We then combine the inspiration with **fresh and clean ingredients that free your mind and feed your tastebuds**. Lastly, with each flavor created as an experience, we pair it with philanthropy that **embodies the "spirit" of the flavor and donate $.05 per jar/bag sold.**















best when served cold
DREAMS AREN'T THIS GOOD
salsa
the original
made with ♥
net wt. 9.5 oz (269 g)

The Original

best when served cold
DREAMS AREN'T THIS GOOD
garlic cilantro salsa
the fighter
made with ♥
net wt. 9.5 oz (269 g)

The Fighter

best when served cold
DREAMS AREN'T THIS GOOD
jalapeño pineapple salsa
just dance
made with ♥
net wt. 9.5 oz (269 g)

Just Dance

best when served cold
DREAMS AREN'T THIS GOOD
avocado pepper salsa
now or never
made with ♥
net wt. 9.5 oz (269 g)







Now or Never

best when served cold | give a little shake before opening
DREAMS AREN'T THIS GOOD
blueberry coconut salsa
girls girls girls
made with ♥
net wt. 9.5 oz (269 g)

best when served cold
DREAMS AREN'T THIS GOOD
chipotle mango salsa
my type
made with ♥
net wt. 9.5 oz (269 g)

Girls Girls Girls



My Type





The Original



The chips that are changing the game with the first ovenable bag.


GLUTEN FREE


DAIRY FREE


NUT FREE


NO PRESERVATIVES


VEGAN

Our salsas are the stars of the show and perfectly partnered by our authentic Mexican-style tortilla chips, with black magic bagging. And now, with a **one-of-a-kind ovenable chip bag**, everyone can enjoy the **ultimate DATG experience: fresh, warm restaurant-style chips and chilled salsa!**

Traction

Secured 300+ partnerships in 2 years









Our main footprint focus has been to grow with brand-depth deep in our backyard (the Northeast) before hitting other parts of the country/world. We currently have partnerships with **ShopRite, Fairway Market, Westside Market, Key Food, Foodtown, Brooklyn Harvest, Foragers, and many more**. In addition to our own website, we've added wholesale and DTC online partnerships with companies such as **Amazon, Faire**, and **SnackMagic**. Our revenue has grown from **$30K** (2019) to **$130K** (*2020).

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2024
$25MM
7,500 ACCOUNTS
2023
$10MM
5,000 ACCOUNTS
2022
$2MM
1,500 ACCOUNTS
2021
$300K
400 ACCOUNTS
2020
$130K
200 ACCOUNTS
2019
$30K
60 ACCOUNTS









*Covid-resilient



The Hero Fighter

Customers

When the Cartel speaks, we listen


mareevva When you find that PERFECT salsa, you keep and it and never let it go
@datgcartel, not only are they absolutely delicious, but their messages are so inspiring! And anyone who knows me, I need chips n salsa at all times while I'm in the studio
SWIPE UP IN MY STORY
#DATG #Salsa #Delicious #Glutenfree #Nopreservatives #Vegan #Bomb.com #Sweet #Inspiring #Uplifting #Brooklyn #NewYork #NYC #Clouds #Views #MDW #Myfav #sponsored #Dreamteam
301 likes
DREAMS AREN'T THIS GOOD
tortilla chips
harborharvest We are excited to introduce a new product at Harbor Harvest! @datgcartel "the world first lifestyle salsa brand"! Made with natural ingredients and had a big flavor! This brand donates a portions of sales to various foundations like: @lgbtcenternyc & @hunger_free_america #supportlocal .
#salsa #harborharvest #eatlocal #shoplocal #lgbtq #onelove #lovewins #farmtoharbor #farmtostore #longislandsound #goodvibes #shopsafe #eatwell #norwalk #huntington
52w
Liked by thedonishotsauce and 35 others
JUNE 24, 2020
yeswilliamsburg I might have eaten a bag of @datgcartel tortilla chips with the most delicious salsa and have no regrets. Focused on the flavors, not heat levels, all @datgcartel flavors and tortilla chips are gluten free, vegan and contain no preservatives. ✓Find them at @mekelburgsdomino or and @brooklynharvestmarkets or dreamsarebtthisgood.com (partner)
#tortillachips #salsas #spicyfood #snacks #snacktime #eeeeeats #williamsburg #yeswilliamsburg #fridayvibes
39w
eatkomeeda Looks like it gives a
Liked by nyevatravels and 129 others
DREAMS AREN'T THIS GOOD
yummydomain @datgcartel salsa right here enjoying last few days of summer DREAMS AREN'T THIS GOOD For sure from this amazing company @datgcartel .. what attracted me first was ofcourse salsa and next was the brand .. The cloud logo with the DATG acronym is called Walking on a Dream, as the "lines/bars" represent the cross walks of NYC and the cloud being the dream we live in, create each day! USE CODE YUMMYDOMAIN ON your first order to get 20% off CHIPS + SALSA It is a new type of salsa brand offering the freshest "clean-label & shelf-stable" .. What I love about them is that they donate $.05 per jar/bag sold to their flavor partners! .The salsas are dairy, gluten,nut free (only the
Liked by agirlwithaticket and 240 others
SEPTEMBER 8, 2020

Demographic

DATG's target consumer is 25-45 years old, values quality, experiences, making a difference, and lives an aspirational lifestyle.

Psychographic

DATG's target consumer has interests in everything — from food to fashion, art to adventure, and tech to travel, while very much sharing inspiration via social media.

Geographic

DATG's target consumer lives everywhere from urban cities to under-the-radar coastal towns, and outside the city lines to outdoor mountain tops.

Buying behavior

DATG's target consumers want to appear in-the-know and inclusive, while maintaining individual style. People buy from DATG as a form of fulfillment, self-accomplishment, and personal growth because they believe that purchasing a product from an inclusive,

inspirational, and impacting brand gives them the opportunity to be part of something bigger than themselves.


S/O to our sponsor
@datgcartel
SNACKIN
SMACKIN
DREAMS AREN'T THIS GOOD
SO EXCITED TO COME HOME TO THIS SPECIAL DELIVERY!!!
YES!

★★★★★ **Best, Freshest Salsa!**

By far the BEST salsa I've ever had. It amazes me how FRESH, and light this tastes, out of a jar — it tastes and feels like it was just made in the kitchen. The original is my favorite, although I've tried 3 flavors and they are all amazing.

I had the opportunity to try this for the first time, as a taste test in a small grocery store in Williamsburg, Brooklyn. The owner himself was giving out samples, and I just planned to stop in for something quick in the store and run out. The owner got my attention for a taste test, and I was like, "yeah, sure, I'll try a bite of your salsa," but really expected to just have a taste and continue in my way. I literally stopped in my tracks and decided to buy 3 jars — it was SO good!

I can promise you won't be disappointed. So happy to see they sell it on Amazon now, it can be hard to find in grocery stores.

★★★★★ **Five Stars!**

The creative label sold me. I purchased this as a gift for somebody who loves salsa, and knowing they are extremely picky I decided to just go with a cute label in case they hated it. However the recipient said it was one of the best salsas they've ever had!

★★★★★ **Among the best!**

Hands down among the best salsa I've tasted right out of a jar! Definitely has a kick, but it's just right. My wife, who admits to having a low threshold for spice, loves this brand as much as I do. I've given away a few jars to friends, and also served the salsa at gatherings, and everyone is super impressed and always going back for more! I've read some reviews calling this a bland salsa; we all have different tastes, but I can say for sure that's the last word I'd use for this superb and tasty salsa! Nicely done, DATG!

★★★★★ **So Amazing!**

The blueberry coconut has a slightly gritty texture, despite how strange it sounds it tastes incredible. The jalapeño pineapple flavor was a thinner salsa...similar to restaurant style. I absolutely loved them both. Neither were overly spicy...and were empty within 24 hours of opening.

★★★★★ **Only read if you are looking for the best salsa ever...**

I had received a jar of this in a gift package earlier this year and found it to be the best salsa I have ever had out of a jar and even most Mexican or Tex-Mex restaurants I have eaten at. I was elated to find out that this salsa was available through Amazon....and a three pack to boot! If you are a foodie like I am always looking for the best taste, please give this salsa a try. It is so good. I see that there are other varieties and maybe one day I will try them, but The Original is so tasty. Also read the label of ingredients....no preservatives or words that you cannot pronounce. I am addicted to it and use it with chips, vegetables, tacos, on top of a hamburger, and on and on. The jars of deliciousness are shipped in a well-protected attractive looking box, so nice that it would make a great gift. I also want to make it very clear that I did not receive this as a promotion (although I would be more than happy to become an official taste tester!!!), I paid for this product because I love salsa and I have finally found the perfect salsa. Thank you Dreams Aren't This Good!

★★★★★ **Must buy!!!**

The best salsa you will ever have!!! This is truly authentic!! I have searched everywhere for this salsa and I'm so glad I found it. Definitely a must buy!! Trust me you won't regret it!

★★★★★ **Thank you!**

Thank you guys as always, best salsa in the world, can't even eat anything else. Had to order the NYC Pack!

★★★★★ **Simply the best!**

These are the best chips I have ever had! Hands down. Popped them in the oven too! The salsa is crazy good also.

★★★★★ **These are GREAT chips!**

If you miss getting fresh chips from the local Mexican restaurant because of COVID, stop reading and get these. These are ridiculously great restaurant style chips. The flavor, salt and texture are spot on. If you go to a Mexican place that has thin chips that they serve for

an appetizer and thicker chips that they use for nachos, these are the thicker chips. I don't know if the packaging (which was bags with padding in a cardboard box) or the thickness kept the chips intact but they were surprisingly not crushed. The instructions suggest an oven for the best possible chips. Do it....I just ordered the salsa to go with these. I am such a happy customer.

Business Model

Focus on flavors and philanthropy drive brand difference through experience



The "Four Ps" create our baseline (Place, Price, Product, Promotion); but it's our music-inspired **Fantasy Flavors** that make the headlines. **We offer one of the freshest "clean-label + shelf-stable" chips and salsa on the market, create content and packaging that connects with consumers, and donate $.05 per jar/bag sold to our flavor partners.** Between stores, wholesale, and DTC online (plus events), we hit margins of 20%-70% depending on the channels connecting us to consumers.

$.05 donated per jar/bag sold goes to our flavor partners



We partner with leading philanthropies that pair well with our products, company, community, and brand. We do this by amplifying their message, encouraging others to get involved, and even **"recycling customer's money to make a difference"** through our give-back programs.

We also donate through apparel sales, events, and combined marketing efforts. We believe that with our shared DNA and drive to always be part of the solution that fuels us moving forward, there are limitless possibilities in bringing our brands together!



Just Dance "The Party"

Market

Infuse ourselves into industries where no other brands can play, due to lack of sharing "Brand DNA"

GROCERY + GRAB-N-GO	HOPS + HOSPITALITY	HEARD + SEEN	SUN, SNOW + SPORT
SPECIALTY Gourmet Markets	**SUDS + SPIRITS** Breweries Distilleries Wineries	**MUSIC** Recording Studios Venues/Events	**SURF** Beach Resorts Surf Shops Pool Parties
SUPERMARKET Chains Convenience	**SEAS + SKIES** Airports/Airlines Ships/Sailboats	**ART** Galleries/Museums Events	**SKI/BOARD** Mountain Resorts Ski Shops Apres Ski Parties
E-COMMERCE Website Amazon Wholesale	**CHEER + BEER** Bars Stadiums/Arenas	**FASHION** Stores Brand Offices Events	**SOCCER** Stadium Shops
	SIT + STAY Hotels/Hostels Train		
*$1 TRILLION Total Vertical Size	*$1 TRILLION Total Vertical Size	*$1.5 TRILLION Total Vertical Size	*$33 BILLION Total Vertical Size

We operate in the categories of **pre-made salsa ($1.4B) and tortilla chips ($22B).** And with **salsa being the #1 condiment in the US**, we are flipping the model by focusing on our **"display where consumers play"** approach, creating strategic and authentic growth opportunities through out-of-the-box verticals — everywhere from **craft beer breweries** to **boutique hotels, music-making recording studios** to **fashion-forward runway shows**, and **sunburnt surf shops** to **snow-covered ski slopes** and **sold-out soccer stadiums.**

These are our current partners, and we're just getting started…

    

   

    

Competition

Innovation & inspiration create unwavering connection with consumers



We deliver our products to market through **creative content, custom packaging, and unparalleled POS**. Whether it's our epic and emotion-creating flavor composites, **our ovenable chip bag**, or our one-of-a-kind marketing, we have unique, creative, and cost-effective ways to connect with consumers and communities seeking something great than just a product — a lifestyle.





DATG Dream Machine + DATG Cloud Car: the beginning of branded salsa slinging vehicles is here. Whether it's scouring the streets hitting stores, setting up at sud-soaked beer/music festivals, or dropping product to our partners, our fleet of Dream Machines (Jeep) and Cloud Cars (VW) gives us the opportunity to deliver in style!



It's Now or Never

Vision

To be the most preferred, most famous salsa in the world

We'll accomplish our incredible vision by **increasing our distribution and sales channels across regions worldwide** and expanding online availability, enabling consumers to more easily purchase the products they desire. We also plan to heavily invest in **our people and production (both on content and product sides)** to increase awareness and create connections with our community through our group of company pillars: **DATG Food, DATG Fashion, DATG Festival, DATG Films,** and the **DATG Foundation.** All of this will further enable greater brand differentiation as we continue our takeover!



Investors

From bootstrapping to breaking through the clutter, raised $300K to date

TEAM

-Current Team
+Operations
+Finance
+Legal
+Sales
+Social
+Content

PRODUCT

+Inventory
+Packaging
+POS
+Distribution
+Development

MARKETING

+Content
+Social
+Advertising
+Guerrilla
+Sampling
+PR
+Events

OPERATIONS

+Office/Warehouse
+Hardware/Software
+Permits/Licensing
+Transport

Your investment will be invested into **growing** our team, **increasing** our product inventory to meet demand, **elevating** marketing efforts, **creating** more effective and efficient operations, **driving** deeper brand growth in our backyard, and **starting** the expansion of our footprint into strategic markets (cities) across the country. As of July 2021, funding to date ($300K) has come from friends, family, and our Founder.



Our small, yet super smart and scrappy team has been built strategically and for scale — **focused on talent, awareness, teamwork, and adaptability**. We always bet on creativity first, to clearly differentiate our forward-thinking take on our brand, and then support growth with streamlined sales technology and transparency throughout our team, partners, and now, you.

We believe in each other, we challenge each other, and we support each other. We move fast and make things happen. We help people. We work our a**** off and we play our a**** off! We create and build. We love what we do and that it's not easy. We serve our community. And, we know that **dreams aren't this good**.



Strong Girls Girls Girls

Founders



Matt "Beniteaux" Bennett

From the great state of Texas, where salsa is king, to the bright lights of the big city, I am taking a dip into the salsa space, starting in the most unlikely of places: New York City!

Having been the founder or core team member of three previous startups, I have decided to take on my next venture — one that has been burning inside me since my college days at LSU — with a laser-focused relentlessness. Being half dreamer, half doer, I have the uncanny ability to manifest things into reality, as if the road to success were already paved.

The ultimate connector, creator and believer in anything is possible, I maintain awareness of what I am great at and what I am not, bringing together top talent to execute the DATG vision.

My life experiences of travel, business and relationships paired with my passion for products and people come together here, where I lead the way to create a new type of salsa brand!

For further insight, we invite you to visit us at dreamsarentthisgood.com and @datgcartel.

Taste Test before you Invest.

DREAMS AREN'T THIS GOOD.™



Welcome to the Family!

Team

	Matt Bennett	Founder + CEO + Salsa Slinger (2017)
	Lyndi Munguia	Creative + Salsa Slinger (April 2018)
	Jorge Munguia	Creative + Salsa Slinger (April 2018)
	Natalie Boylan	Brand Dev + Salsa Slinger (February 2021)
	John Geantasio	Outside CPA (February 2021)
	Nate Newman	Advisor (2017)	Winky Lux Founder
	Kim Nielsen	Advisor (2017)	Heineken Brand Manager
	Outasight .	Advisor (2020)	Singer-Songwriter, Producer, 83sound Founder
	Hal Coopersmith	Outside Legal (June 2021)
	Sally Persico	Brand Dev + Salsa Slinger (May 2021)
	Eva Dilmanian	PR (September 2020)
	James Morano	Creative + Salsa Slinger (June 2021)

Perks

$100
☁ Shout out on social

$250
☁ Shout-out on social ☁ DATG Swag

$500
☁ Shout-out on social ☁ DATG Fashion Apparel

$1,000
☁ Shout-out on social ☁ DATG Fashion Apparel + Swag

$5,000
☁ Shout-out on social ☁ 1 month worth of DATG Food (Chips and Salsa) ☁ 5% off all DATG Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 2 tickets to DATG Festival

$10,000
☁ Shout-out on social ☁ 3 months worth of DATG Food (Chips and Salsa) ☁ 10% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 4 tickets to DATG Festival

$25,000
☁ Shout-out on social ☁ 6 months worth of DATG Food (Chips and Salsa) ☁ 15% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 6 tickets to DATG Festival

$50,000
☁ Shout-out on social ☁ 9 months worth of DATG Food (Chips and Salsa) ☁ 20% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 8 tickets to DATG Festival

$100,000
☁ Shout-out on social ☁ 12 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 10 tickets to DATG Festival

$250,000
☁ Shout-out on social ☁ 18 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 12 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film

$500,000
☁ Shout-out on social ☁ 24 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 24 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film ☁ 1 Full day with Founder ☁ All expenses trip to New York

FAQ

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

DATG GROUP, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [   ] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [   ] 2021, DATG Group, LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Equity Interests (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $5,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First**

- 1 -

Equity Financing Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Equity Interests, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Units of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Equity Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or units of the most recently issued Equity Interests, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Equity Interests or in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**CF Shadow Series**" shall mean a non-voting series of Equity Interests that is otherwise identical in all respects to the units of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i)   CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii)   Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of units of Equity Interests.

"**Discount Price**" means the product of (i) the price per unit of Equity Interests sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Interests**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Equity Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Equity Interests, but excluding (i) the issuance of all units of Equity Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than shares of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing equity interests of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Equity Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of CF Shadow Series issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Interests for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Interests issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **<u>TOTAL LOSS</u>** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Equity Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Equity Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DATG GROUP, LLC

By:
Name: Matt Bennett
Title: Manager and Founder
Address: 50 Avenue A, 6B, New York, NY 10009
Email: matt@dreamsarentthisgood.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Unit Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [ ], 2021 between DATG Group, LLC, a Delaware limited liability company (the "*Company*") and [   ] ("*Member"*). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Member's investment in the Crowd SAFE into Equity Interests of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Equity Interests of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the units of Equity Interests of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "*Units*"), Member hereby grants to Intermediary an irrevocable proxy under Section 302 of the Delaware Limited Liability Company Act to vote the Units in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("*Holder*") of the irrevocable proxy (rather than the Member) will vote the Units with respect to all member meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Units may be entitled to vote. The Intermediary hereby agrees to vote all Units consistently with the majority of the Equity Interests on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Units.
   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this irrevocable proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as a member of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
   c) This irrevocable proxy shall expire as to those Units on the earlier of (i) the date that such Units are converted into Common Securities of the Company or (ii) the date that such Units are converted to cash or a cash equivalent, but shall continue as to any Units not so converted.

2) **Legend**. The Member agrees to permit an appropriate legend on certificates evidencing the Units or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Member represents and warrants to the Intermediary as follows:

   a) The Member has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

b) The Member is the record owner of the Units and the Member has plenary voting and dispositive power with respect to such Units; the Member owns no other units of the Equity Interests of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Units be voted in any specific manner other than pursuant to this irrevocable proxy; and the Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Member and (ii) the Intermediary.

7) **Assignment**.

   a) In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Units, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
   b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Member.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:	**INTERMEDIARY:**
By:	By:
Name:	Name: Authorized Signatory, OpenDeal Portal LLC d/b/a Republic
Date	Date

EXHIBIT D

Video Transcript

We say we're born on the Bayou, perfected in the Big Apple. We combine flavors of the South with the styles and sounds of the city that never sleeps. When I think about New York, I think about music and I think about fashion. People move here to live their dreams and go after things. My name is Matt Bennett, and I'm the founder of Dreams Aren't This Good, the world's first lifestyle salsa brand. So I started making salsa in college at LSU down on the Bayou. I'm from Texas, just across the border. That's all I made, it's all I've ever made. I don't like to cook, I don't like to think about cooking; but for some reason, I just knew I had the best salsa. I launched the company in April of 2019; started in Williamsburg in Brooklyn. We call ourselves the world's first lifestyle salsa brand. People buy brands, they don't buy products; and we want the connection and the emotion with the consumer, you, to really infuse into your life. We look at little things – from do we create an amazing product that we say is the freshest shelf stable and clean label salsa in the market; but then more so is creating something that looks different, feels different, tastes different than everything else in the market. So we name the flavors after New York musicians' songs. We take that and give the product a personality, and that goes down to the ingredients. We came up with this strategy - we'll donate five cents for every jar sold back to a partner. We now have six flavors; we have six different partners. And every time that jar sells, we donate five cents directly back to that partner. We always wanted to put out an authentic style chip; but the big vision around our chips is that with our bag, you literally can pull it off the shelf, crank your oven to about 300~350, and toss the whole bag in the oven for five to ten minutes. Pull out the bag and have warm, fresh, restaurant-style tortilla chips at your home, and really have a conversation starter – something that connects people, that creates the ultimate chip-eating experience with our Dreams Aren't This Good salsa. So, our vision, and really mission, is to be the most preferred, most famous salsa in the world. And we as a team understand that you're here for exciting opportunities, innovation in a space where it hasn't been done. We're looking for the right partners to grow the right way and go in the right direction that we see this vision. Our goal is to raise a million dollars to grow our team, to invest in product – as you see – based on demand, and improve those operational efficiencies; and then also invest in the people and the production, both on the product side and the content side, to grow awareness of our brand and really connect with those consumers. So, we invite you to taste test before you invest. All you have to do is go to republic.dreamsarentthisgood.com and enter a little bit of your basic information, and we'll ship you samples pre-investment. Because we've already made the big bet; and if we can get you to experience our products, we know will become your favorite salsa brand because you don't have one.

EXHIBIT E

"Testing the Waters" Communications

Hey Roya, hope you're doing so well and thank you for your support in being our customer and part of our Cartel (community)! I'm reaching out to share exciting news and opportunity, as we are raising growth capital for our company, DREAMS AREN'T THIS GOOD - the world's first lifestyle salsa brand. We just launched our first equity crowdfunding campaign at https://republic.co/datg, enabling you and anyone that believes in what we're doing to further be part of our team, support and be part of our success!

Since launching the company in April 2019, we have secured 300+ retail partnerships, distribution across the Northeast, $200,000+ revenue, landed in media outlets such as BuzzFeed and donated thousands of dollars to our flavor partners!

We are currently taking reservation commitments while we prepare to fully launch LIVE! I'd absolutely be so thankful for your vote of confidence, financial support/commitment ($100 minimum investment) and overall advocacy (whether you have interests in investing or not). I am always thankful for your support!

At https://republic.co/datg you will see our campaign page with all details (i.e. brand video, products, traction, model, etc). It's free to create an account, and with a completed profile, we're even offering "taste tests before you invest…"

Invest
Taste Test Request
Website
Social
Republic iPhone App

Let me know if you have questions. As well, if you know anyone that would have interests in investing, please feel free to share our link and my info with them. I am happy to share more, hop on a call (phone or video), etc!

ps - this is directly from my email and I'm the one sending it, not a software program spitting out templated emails… ;)

Thank you so much, and talk soon!

*Disclaimer we must include during accepting reservations (basically it says that we're taking reservation commitments and not actual dollars transferred yet)

*With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.


Company Name	DREAMS AREN'T THIS GOOD

Logo	

Headline	The first lifestyle salsa brand

Hero Image	

Tags	Social Impact, Food, B2C, B2B, CPG, Coming soon

Pitch text	

Summary

- Premium chips and salsa designed for experience and lifestyle
- Margins range from 20~70% via multiple retail channels since product launch
- 300+ retail partnerships in only two years
- 333% revenue growth since launch from 2019 to 2020
- Pre-made Salsa market worth $1.4B+, Tortilla Chips market worth $22B+
- Targeting consumers in verticals worth $1T+, $800M+ and $33B+
- Unique social good strategy donating $.05 per jar/bag sold

Problem

Consumers are changing, brands are not



When walking into any store in any city, people are not excited about the salsa selections they see on the shelf. From the **lack of loyalty to the misses on marketing, salsa brands are "stale."** And while the industry continues to grow, it's also slow to diversify its approach and ripe for someone to **"dip in!"**

Not one salsa brand in recent history has revolutionized one of the largest consumer product markets in the world. There's never been a "Red Bull x Ben & Jerry's x Apple" of salsa — from making it bigger than the product by **marketing lifestyle** (energy drinks) to **creating community-inspired flavors and change through causes** (ice cream) to **thinking differently through design** (tech) — these three companies completely changed the way people experience billion-dollar brands.

Solution

Build the first lifestyle salsa brand



Brand identity

Dreams Aren't This Good (DATG) is a lifestyle brand that leads our own unique style and is purposefully designed to create energetic and emotional connections with our consumers. We are viewed as a clean x cool, modern x minimalistic brand that fits artistic, active, and aspirational cultures.

Brand position

DATG positions itself as one that encompasses urban city life to coastal-chillin, and outdoor adventures to on-the-go.

Brand execution

DATG uses local relationship building, guerrilla marketing, and compelling content as our main source of marketing. In addition, we drive our in-store presence with primed and unparalleled POS. We also support with limited flavor "drops," further driving our brand forward!

Brand system

DATG products are firstly designed to match the needs of the target market and produced in low quantities. The latest flavors are then promoted and released to drive awareness, sales, and brand "buy-in." Once the new flavor is on track to sell out, we move into launch mode, making it a full on "Fantasy Flavor" available everywhere.

Brand leverage

DATG has successfully expanded our brand by creating complementary lifestyle products. We design "fresh" apparel, produce pulse-pounding parties, create content that connects with our community, and donate dollars to make a difference for our flavor partners.

Brand tracking

DATG brand equity and loyalty of our customers is shown by the fact that we have created a "cartel-like" following with our consumers (cartel = community for good).

Brand responsibility

DATG ensures that the connection between the brand and the consumer is strong by leading our own style and adopting it with artistic, active and aspirational cultures. We do not follow the conventional rules, therefore making us unique in comparison to mainstream brands. Along with this, our products are infused & inspired by culture that creates a bond between the consumer and the brand.

Brand investment

DATG has invested heavily in the brand by betting on creative, clean content and packaging, fresh flavors and top level talent to execute on the DATG vision.



The Original Race

Product

Born on the Bayou, perfected in the Big Apple, we combine flavors of the South with sounds & styles of the city that never sleeps

We pour our passion into creating the best products on the planet. Focused on flavors, not heat levels, we start everything with a feeling…**inspired by NYC musicians' songs bumping in our earbuds mixed with the colors that connect NYC's subways**. We then combine the inspiration with **fresh and clean ingredients that free your mind and feed your tastebuds**. Lastly, with each flavor created as an experience, we pair it with philanthropy that **embodies the "spirit" of the flavor and donate $.05 per jar/bag sold.**















DREAMS AREN'T THIS GOOD
salsa
the original
net wt. 9.5 oz (269 g)

The Original

DREAMS AREN'T THIS GOOD
garlic cilantro salsa
the fighter
net wt. 9.5 oz (269 g)

The Fighter

DREAMS AREN'T THIS GOOD
jalapeño pineapple salsa
just dance
net wt. 9.5 oz (269 g)

Just Dance

DREAMS AREN'T THIS GOOD
avocado pepper salsa
now or never
net wt. 9.5 oz (269 g)





Now or Never

DREAMS AREN'T THIS GOOD
blueberry coconut salsa
girls girls girls
net wt. 9.5 oz (269 g)









Girls Girls Girls

DREAMS AREN'T THIS GOOD
chipotle mango salsa
my type
net wt. 9.5 oz (269 g)

My Type

PLACE ME IN THE OVEN!
best when served warm
DREAMS AREN'T THIS GOOD
tortilla chips

The chips that are changing the



The Original




changing the game with the first ovenable bag.

    

GLUTEN FREE   **DAIRY FREE**   **NUT FREE**   **NO PRESERVATIVES**   **VEGAN**

Our salsas are the stars of the show and perfectly partnered by our authentic Mexican-style tortilla chips, with black magic bagging. And now, with a **one-of-a-kind ovenable chip bag,** everyone can enjoy the **ultimate DATG experience: fresh, warm restaurant-style chips and chilled salsa!**

Traction

Secured 300+ partnerships in 2 years

   



Our main footprint focus has been to grow with brand-depth deep in our backyard (the Northeast) before hitting other parts of the country/world. We currently have partnerships with **ShopRite, Fairway Market, Westside Market, Key Food, Foodtown, Brooklyn Harvest, Foragers, and many more.** In addition to our own website, we've added wholesale and DTC online partnerships with companies such as **Amazon, Faire,** and **SnackMagic.** Our revenue has grown from **$30K** (2019) to **$130K** (*2020).

Your browser does not support HTML5 video.



   

*Covid-resilient



The Hero Fighter

Customers

When the Cartel speaks, we listen


DREAMS AREN'T THIS GOOD
tortilla chips

Demographic

DATG's target consumer is 25-45 years old, values quality, experiences, making a difference, and lives an aspirational lifestyle.

Psychographic

DATG's target consumer has interests in everything — from food to fashion, art to adventure, and tech to travel, while very much sharing inspiration via social media.

Geographic

DATG's target consumer lives everywhere from urban cities to under-the-radar coastal towns, and outside the city lines to outdoor mountain tops.

Buying behavior

DATG's target consumers want to appear in-the-know and inclusive, while maintaining individual style. People buy from DATG as a form of fulfillment, self-accomplishment, and personal growth because they believe that purchasing a product from an inclusive, inspirational, and impacting brand gives them the opportunity to be part of something bigger than themselves.


S/O to our sponsor @datgcartel
DREAMS AREN'T THIS GOOD
SNACKIN SMACKIN
@DATGCARTEL
SO EXCITED TO COME HOME TO THIS SPECIAL DELIVERY!!!
YES!

★★★★★ **Best, Freshest Salsa!**

By far the BEST salsa I've ever had. It amazes me how FRESH, and light this tastes, out of a jar — it tastes and feels like it was just made in the kitchen. The original is my favorite, although I've tried 3 flavors and they are all amazing.

I had the opportunity to try this for the first time, as a taste test in a small grocery store in Williamsburg, Brooklyn. The owner himself was giving out samples, and I just planned to stop in for something quick in the store and run out. The owner got my attention for a taste test, and I was like, "yeah, sure, I'll try a bite of your salsa," but really expected to just have a taste and continue in my way. I literally stopped in my tracks and decided to buy 3 jars — it was SO good!

I can promise you won't be disappointed. So happy to see they sell it on Amazon now, it can be hard to find in grocery stores.

★★★★★ Five Stars!
The creative label sold me. I purchased this as a gift for somebody who loves salsa, and knowing they are extremely picky I decided to just go with a cute label in case they hated it. However the recipient said it was one of the best salsas they've ever had!

★★★★★ Among the best!
Hands down among the best salsa I've tasted right out of a jar! Definitely has a kick, but it's just right. My wife, who admits to having a low threshold for spice, loves this brand as much as I do. I've given away a few jars to friends, and also served the salsa at gatherings, and everyone is super impressed and always going back for more! I've read some reviews calling this a bland salsa; we all have different tastes, but I can say for sure that's the last word I'd use for this superb and tasty salsa! Nicely done, DATG!

★★★★★ So Amazing!
The blueberry coconut has a slightly gritty texture, despite how strange it sounds it tastes incredible. The jalapeño pineapple flavor was a thinner salsa...similar to restaurant style. I absolutely loved them both. Neither were overly spicy...and were empty within 24 hours of opening.

★★★★★ Only read if you are looking for the best salsa ever...
I had received a jar of this in a gift package earlier this year and found it to be the best salsa I have ever had out of a jar and even most Mexican or Tex-Mex restaurants I have eaten at. I was elated to find out that this salsa was available through Amazon....and a three pack to boot! If you are a foodie like I am always looking for the best taste, please give this salsa a try. It is so good. I see that there are other varieties and maybe one day I will try them, but The Original is so tasty. Also read the label of ingredients....no preservatives or words that you cannot pronounce. I am addicted to it and use it with chips, vegetables, tacos, on top of a hamburger, and on and on. The jars of deliciousness are shipped in a well-protected attractive looking box, so nice that it would make a great gift. I also want to make it very clear that I did not receive this as a promotion (although I would be more than happy to become an official taste tester!!!), I paid for this product because I love salsa and I have finally found the perfect salsa. Thank you Dreams Aren't This Good!

★★★★★ Must buy!!!
The best salsa you will ever have!!! This is truly authentic!! I have searched everywhere for this salsa and I'm so glad I found it. Definitely a must buy!! Trust me you won't regret it!

★★★★★ Thank you!
Thank you guys as always, best salsa in the world, can't even eat anything else. Had to order the NYC Pack!

★★★★★ Simply the best!
These are the best chips I have ever had! Hands down. Popped them in the oven too! The salsa is crazy good also.

★★★★★ These are GREAT chips!
If you miss getting fresh chips from the local Mexican restaurant because of COVID, stop reading and get these. These are ridiculously great restaurant style chips. The flavor, salt and texture are spot on. If you go to a Mexican place that has thin chips that they serve for an appetizer and thicker chips that they use for nachos, these are the thicker chips. I don't know if the packaging (which was bags with padding in a cardboard box) or the thickness kept the chips intact but they were surprisingly not crushed. The instructions suggest an oven for the best possible chips. Do it....I just ordered the salsa to go with these. I am such a happy customer.

Business Model

Focus on flavors and philanthropy drive brand difference through experience



ARTISTS FLAVOR COLLAB   FLAVOR FESTIVAL   SALSA SELL-THRU   DONATION DELIVERY   LINE IT UP

The "Four Ps" create our baseline (Place, Price, Product, Promotion); but it's our music-inspired **Fantasy Flavors** that make the headlines. **We offer one of the freshest "clean-label + shelf-stable" chips and salsa on the market, create content and packaging that connects with consumers, and donate $.05 per jar/bag sold to our flavor partners.** Between stores, wholesale, and DTC online (plus events), we hit margins of 20%-70% depending on the channels connecting us to consumers.

$.05 donated per jar/bag sold goes to our flavor partners



We partner with leading philanthropies that pair well with our products, company, community, and brand. We do this by amplifying their message, encouraging others to get involved, and even **"recycling customer's money to make a difference"** through our give-back programs.

We also donate through apparel sales, events, and combined marketing efforts. We believe that with our shared DNA and drive to always be part of the solution that fuels us moving forward, there are limitless possibilities in bringing our brands together!



Just Dance "The Party"

Market

Infuse ourselves into industries where no other brands can play, due to lack of sharing "Brand DNA"

GROCERY + GRAB-N-GO	**HOPS + HOSPITALITY**	**HEARD + SEEN**	**SUN, SNOW + SPORT**
SPECIALTY Gourmet Markets	**SUDS + SPIRITS** Breweries Distilleries Wineries	**MUSIC** Recording Studios Venues/Events	**SURF** Beach Resorts Surf Shops Pool Parties
SUPERMARKET Chains Convenience	**SEAS + SKIES** Airports/Airlines Ships/Sailboats	**ART** Galleries/Museums Events	**SKI/BOARD** Mountain Resorts Ski Shops Apres Ski Parties
E-COMMERCE Website Amazon Wholesale	**CHEER + BEER** Bars Stadiums/Arenas	**FASHION** Stores Brand Offices Events	**SOCCER** Stadium Shops
	SIT + STAY Hotels/Hostels Train		
*$1 TRILLION Total Vertical Size	***$1 TRILLION** Total Vertical Size	***$1.5 TRILLION** Total Vertical Size	***$33 BILLION** Total Vertical Size

We operate in the categories of **pre-made salsa ($1.4B) and tortilla chips ($22B).** And with **salsa being the #1 condiment in the US**, we are flipping the model by focusing on our **"display where consumers play"** approach, creating strategic and authentic growth opportunities through out-of-the-box verticals — everywhere from **craft beer breweries** to **boutique hotels, music-making recording studios** to **fashion-forward runway shows**, and **sunburnt surf shops** to **snow-covered ski slopes** and **sold-out soccer stadiums.**

There are our current partners, and we're just getting started...

    

   

    

Competition

Innovation & inspiration create unwavering connection with consumers



We deliver our products to market through **creative content, custom packaging, and unparalleled POS**. Whether it's our epic and emotion-creating flavor composites, **our ovenable chip bag**, or our one-of-a-kind marketing, we have unique, creative, and cost-effective ways to connect with consumers and communities seeking something great than just a product — a lifestyle.





DATG Dream Machine + DATG Cloud Car: the beginning of branded salsa slinging vehicles is here. Whether it's scouring the streets hitting stores, setting up at sud-soaked beer/music festivals, or dropping product to our partners, our fleet of Dream Machines (Jeep) and Cloud Cars (VW) gives us the opportunity to deliver in style!





It's Now or Never

Vision

To be the most preferred, most famous salsa in the world

We'll accomplish our incredible vision by **increasing our distribution and sales channels across regions worldwide** and expanding online availability, enabling consumers to more easily purchase the products they desire. We also plan to heavily invest in **our people and production (both on content and product sides)** to increase awareness and create connections with our community through our group of company pillars: **DATG Food, DATG Fashion, DATG Festival, DATG Films,** and the **DATG Foundation.** All of this will further enable greater brand differentiation as we continue our takeover!



Investors

From bootstrapping to breaking through the clutter, raised $300K to date

TEAM	PRODUCT	MARKETING	OPERATIONS
-Current Team	+Inventory	+Content	+Office/Warehouse
+Operations	+Packaging	+Social	+Hardware/Software
+Finance	+POS	+Advertising	+Permits/Licensing
+Legal	+Distribution	+Guerrilla	+Transport
+Sales	+Development	+Sampling	
+Social		+PR	
+Content		+Events	

Your investment will be invested into **growing** our team, **increasing** our product inventory to meet demand, **elevating** marketing efforts, **creating** more effective and efficient operations, **driving** deeper brand growth in our backyard, and **starting** the expansion of our footprint into strategic markets (cities) across the country. As of July 2021, funding to date ($300K) has come from friends, family, and our Founder.



Our small, yet super smart and scrappy team has been built strategically and for scale — **focused on talent, awareness, teamwork, and adaptability**. We always bet on creativity first, to clearly differentiate our forward-thinking take on our brand, and then support growth with streamlined sales technology and transparency throughout our team, partners, and now, you.

We believe in each other, we challenge each other, and we support each other. We move fast and make things happen. We help people. We work our a**** off and we play our a**** off! We create and build. We love what we do and that it's not easy. We serve our community. And, we know that **dreams aren't this good**.



Strong Girls Girls Girls

Founders



Matt "Beniteaux" Bennett

From the great state of Texas, where salsa is king, to the bright lights of the big city, I am taking a dip into the salsa space, starting in the most unlikely of places: New York City!

Having been the founder or core team member of three previous startups, I have decided to take on my next venture — one that has been burning inside me since my college days at LSU — with a laser-focused relentlessness. Being half dreamer, half doer, I have the uncanny ability to manifest things into reality, as if the road to success were already paved.

The ultimate connector, creator and believer in anything is possible, I maintain awareness of what I am great at and what I am not, bringing together top talent to execute the DATG vision.

My life experiences of travel, business and relationships paired with my passion for products and people come together here, where I lead the way to create a new type of salsa brand!

For further insight, we invite you to visit us at dreamsarentthisgood.com and @datgcartel.

Taste Test before you Invest.



Welcome to the Family!

Team

	Matt Bennett	Founder + CEO + Salsa Slinger (2017)
	Lyndi Munguia	Creative + Salsa Slinger (April 2018)
	Jorge Munguia	Creative + Salsa Slinger (April 2018)
	Natalie Boylan	Brand Dev + Salsa Slinger (February 2021)
	John Geantasio	CFO + CPA (February 2021)
	Nate Newman	Advisor (2017)	Winky Lux Founder
	Kim Nielsen	Advisor (2017)	Heineken Brand Manager
	Outasight .	Advisor (2020)	Singer-Songwriter, Producer, 83sound Founder
	Hal Coopersmith	Legal (June 2021)
	Sally Persico	Brand Dev + Salsa Slinger (May 2021)
	Eva Dilmanian	PR (September 2020)
	James Morano	Creative + Salsa Slinger (June 2021)

Perks

$100 ⬭ Shout out on social

$250 ⬭ Shout-out on social ⬭ DATG Swag

$500 ⬭ Shout-out on social ⬭ DATG Fashion Apparel

$1,000 ⬭ Shout-out on social ⬭ DATG Fashion Apparel + Swag

$5,000 ⬭ Shout-out on social ⬭ 1 month worth of DATG Food (Chips and Salsa) ⬭ 5% off all DATG Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 2 tickets to DATG Festival

$10,000 ⬭ Shout-out on social ⬭ 3 months worth of DATG Food (Chips and Salsa) ⬭ 10% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 4 tickets to DATG Festival

$25,000 ⬭ Shout-out on social ⬭ 6 months worth of DATG Food (Chips and Salsa) ⬭ 15% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 6 tickets to DATG Festival

$50,000 ⬭ Shout-out on social ⬭ 9 months worth of DATG Food (Chips and Salsa) ⬭ 20% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 8 tickets to DATG Festival

$100,000 ⬭ Shout-out on social ⬭ 12 months worth of DATG Food (Chips and Salsa) ⬭ 25% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 10 tickets to DATG Festival

$250,000 ⬭ Shout-out on social ⬭ 18 months worth of DATG Food (Chips and Salsa) ⬭ 25% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 12 tickets to DATG Festival ⬭ Cameo appearance in a future DATG Film

$500,000 ⬭ Shout-out on social ⬭ 24 months worth of DATG Food (Chips and Salsa) ⬭ 25% off all Products Forever ⬭ DATG Fashion Apparel + Swag ⬭ Feature as part of our People Project ⬭ 24 tickets to DATG Festival ⬭ Cameo appearance in a future DATG Film ⬭ 1 Full day with Founder ⬭ All expenses trip to New York

FAQ

Company Name	DREAMS AREN'T THIS GOOD.™

Logo	

Headline	The first lifestyle salsa brand

Hero Image	

Tags	Social Impact, Food, B2C, B2B, CPG, Coming soon, Startups

---

Pitch text	**Summary**

- Premium chips and salsa designed for experience and lifestyle
- Margins range from 20~70% via multiple retail channels since product launch
- 300+ retail partnerships in only two years
- 333% revenue growth since launch from 2019 to 2020
- Pre-made Salsa market worth $1.4B+, Tortilla Chips market worth $22B+
- Targeting consumers in verticals worth $1T+, $800M+ and $33B+
- Unique social good strategy donating $.05 per jar/bag sold

Problem

Consumers are changing, brands are not |



When walking into any store in any city, people are not excited about the salsa selections they see on the shelf. From the **lack of loyalty to the misses on marketing, salsa brands are "stale."** And while the industry continues to grow, it's also slow to diversify its approach and ripe for someone to **"dip in!"**

Not one salsa brand in recent history has revolutionized one of the largest consumer product markets in the world. There's never been a "Red Bull x Ben & Jerry's x Apple" of salsa — from making it bigger than the product by **marketing lifestyle** (energy drinks) to **creating community-inspired flavors and change through causes** (ice cream) to **thinking differently through design** (tech) — these three companies completely changed the way people experience billion-dollar brands.

Solution

Build the first lifestyle salsa brand



Brand identity

Dreams Aren't This Good (DATG) is a lifestyle brand that leads our own unique style and is purposefully designed to create energetic and emotional connections with our consumers. We are viewed as a clean x cool, modern x minimalistic brand that fits artistic, active, and aspirational cultures.

Brand position

DATG positions itself as one that encompasses urban city life to coastal-chillin, and outdoor adventures to on-the-go.

Brand execution

DATG uses local relationship building, guerrilla marketing, and compelling content as our main source of marketing. In addition, we drive our in-store presence with primed and unparalleled POS. We also support with limited flavor "drops," further driving our brand forward!

Brand system

DATG products are firstly designed to match the needs of the target market and produced in low quantities. The latest flavors are then promoted and released to drive awareness, sales, and brand "buy-in." Once the new flavor is on track to sell out, we move into launch mode, making it a full on "Fantasy Flavor" available everywhere.

Brand leverage

DATG has successfully expanded our brand by creating complementary lifestyle products. We design "fresh" apparel, produce pulse-pounding parties, create content that connects with our community, and donate dollars to make a difference for our flavor partners.

Brand tracking

DATG brand equity and loyalty of our customers is shown by the fact that we have created a "cartel-like" following with our consumers (cartel = community for good).

Brand responsibility

DATG ensures that the connection between the brand and the consumer is strong by leading our own style and adopting it with artistic, active and aspirational cultures. We do not follow the conventional rules, therefore making us unique in comparison to mainstream brands. Along with this, our products are infused & inspired by culture that creates a bond between the consumer and the brand.

Brand investment

DATG has invested heavily in the brand by betting on creative, clean content and packaging, fresh flavors and top level talent to execute on the DATG vision.



The Original Race

Product

Born on the Bayou, perfected in the Big Apple, we combine flavors of the South with sounds & styles of the city that never sleeps

We pour our passion into creating the best products on the planet. Focused on flavors, not heat levels, we start everything with a feeling...**inspired by NYC musicians' songs bumping in our earbuds mixed with the colors that connect NYC's subways**. We then combine the inspiration with **fresh and clean ingredients that free your mind and feed your tastebuds**. Lastly, with each flavor created as an experience, we pair it with philanthropy that **embodies the "spirit" of the flavor and donate $.05 per jar/bag sold.**















DREAMS AREN'T THIS GOOD
salsa
the original
net wt. 9.5 oz (269 g)

The Original

DREAMS AREN'T THIS GOOD
garlic cilantro salsa
the fighter
net wt. 9.5 oz (269 g)

The Fighter

DREAMS AREN'T THIS GOOD
jalapeño pineapple salsa
just dance
net wt. 9.5 oz (269 g)

Just Dance

DREAMS AREN'T THIS GOOD
avocado pepper salsa
now or never
net wt. 9.5 oz (269 g)





Now or Never

DREAMS AREN'T THIS GOOD
blueberry coconut salsa
girls girls girls
net wt. 9.5 oz (269 g)









Girls Girls Girls

DREAMS AREN'T THIS GOOD
chipotle mango salsa
my type
net wt. 9.5 oz (269 g)

My Type

PLACE ME IN THE OVEN!
best when served warm
DREAMS AREN'T THIS GOOD
tortilla chips

The chips that are changing the



The Original



    

Our salsas are the stars of the show and perfectly partnered by our authentic Mexican-style tortilla chips, with black magic bagging. And now, with a **one-of-a-kind ovenable chip bag,** everyone can enjoy the **ultimate DATG experience: fresh, warm restaurant-style chips and chilled salsa!**

Traction

Secured 300+ partnerships in 2 years



   



Our main footprint focus has been to grow with brand-depth deep in our backyard (the Northeast) before hitting other parts of the country/world. We currently have partnerships with **ShopRite, Fairway Market, Westside Market, Key Food, Foodtown, Brooklyn Harvest, Foragers, and many more.** In addition to our own website, we've added wholesale and DTC online partnerships with companies such as **Amazon, Faire,** and **SnackMagic.** Our revenue has grown from **$30K** (2019) to **$130K** (*2020).

Your browser does not support HTML5 video.



   

*Covid-resilient


DREAMS AREN'T THIS GOOD

The Hero Fighter

Customers

When the Cartel speaks, we listen


DREAMS AREN'T THIS GOOD
tortilla chips
301 likes

Demographic

DATG's target consumer is 25-45 years old, values quality, experiences, making a difference, and lives an aspirational lifestyle.

Psychographic

DATG's target consumer has interests in everything — from food to fashion, art to adventure, and tech to travel, while very much sharing inspiration via social media.

Geographic

DATG's target consumer lives everywhere from urban cities to under-the-radar coastal towns, and outside the city lines to outdoor mountain tops.

Buying behavior

DATG's target consumers want to appear in-the-know and inclusive, while maintaining individual style. People buy from DATG as a form of fulfillment, self-accomplishment, and personal growth because they believe that purchasing a product from an inclusive, inspirational, and impacting brand gives them the opportunity to be part of something bigger than themselves.


S/O to our sponsor @datgcartel
DREAMS AREN'T THIS GOOD
SNACKIN SMACKIN
@DATGCARTEL
SO EXCITED TO COME HOME TO THIS SPECIAL DELIVERY!!!
YES!

★★★★★ **Best, Freshest Salsa!**

By far the BEST salsa I've ever had. It amazes me how FRESH, and light this tastes, out of a jar — it tastes and feels like it was just made in the kitchen. The original is my favorite, although I've tried 3 flavors and they are all amazing.

I had the opportunity to try this for the first time, as a taste test in a small grocery store in Williamsburg, Brooklyn. The owner himself was giving out samples, and I just planned to stop in for something quick in the store and run out. The owner got my attention for a taste test, and I was like, "yeah, sure, I'll try a bite of your salsa," but really expected to just have a taste and continue in my way. I literally stopped in my tracks and decided to buy 3 jars — it was SO good!

I can promise you won't be disappointed. So happy to see they sell it on Amazon now, it can be hard to find in grocery stores.

★★★★★ Five Stars!

The creative label sold me. I purchased this as a gift for somebody who loves salsa, and knowing they are extremely picky I decided to just go with a cute label in case they hated it. However the recipient said it was one of the best salsas they've ever had!

★★★★★ Among the best!

Hands down among the best salsa I've tasted right out of a jar! Definitely has a kick, but it's just right. My wife, who admits to having a low threshold for spice, loves this brand as much as I do. I've given away a few jars to friends, and also served the salsa at gatherings, and everyone is super impressed and always going back for more! I've read some reviews calling this a bland salsa; we all have different tastes, but I can say for sure that's the last word I'd use for this superb and tasty salsa! Nicely done, DATG!

★★★★★ So Amazing!

The blueberry coconut has a slightly gritty texture, despite how strange it sounds it tastes incredible. The jalapeño pineapple flavor was a thinner salsa...similar to restaurant style. I absolutely loved them both. Neither were overly spicy...and were empty within 24 hours of opening.

★★★★★ Only read if you are looking for the best salsa ever...

I had received a jar of this in a gift package earlier this year and found it to be the best salsa I have ever had out of a jar and even most Mexican or Tex-Mex restaurants I have eaten at. I was elated to find out that this salsa was available through Amazon....and a three pack to boot! If you are a foodie like I am always looking for the best taste, please give this salsa a try. It is so good. I see that there are other varieties and maybe one day I will try them, but The Original is so tasty. Also read the label of ingredients....no preservatives or words that you cannot pronounce. I am addicted to it and use it with chips, vegetables, tacos, on top of a hamburger, and on and on. The jars of deliciousness are shipped in a well-protected attractive looking box, so nice that it would make a great gift. I also want to make it very clear that I did not receive this as a promotion (although I would be more than happy to become an official taste tester!!!), I paid for this product because I love salsa and I have finally found the perfect salsa. Thank you Dreams Aren't This Good!

★★★★★ Must buy!!!

The best salsa you will ever have!!! This is truly authentic!! I have searched everywhere for this salsa and I'm so glad I found it. Definitely a must buy!! Trust me you won't regret it!

★★★★★ Thank you!

Thank you guys as always, best salsa in the world, can't even eat anything else. Had to order the NYC Pack!

★★★★★ Simply the best!

These are the best chips I have ever had! Hands down. Popped them in the oven too! The salsa is crazy good also.

★★★★★ These are GREAT chips!

If you miss getting fresh chips from the local Mexican restaurant because of COVID, stop reading and get these. These are ridiculously great restaurant style chips. The flavor, salt and texture are spot on. If you go to a Mexican place that has thin chips that they serve for an appetizer and thicker chips that they use for nachos, these are the thicker chips. I don't know if the packaging (which was bags with padding in a cardboard box) or the thickness kept the chips intact but they were surprisingly not crushed. The instructions suggest an oven for the best possible chips. Do it....I just ordered the salsa to go with these. I am such a happy customer.

Business Model

Focus on flavors and philanthropy drive brand difference through experience



ARTISTS FLAVOR COLLAB   FLAVOR FESTIVAL   SALSA SELL-THRU   DONATION DELIVERY   LINE IT UP

The "Four Ps" create our baseline (Place, Price, Product, Promotion); but it's our music-inspired **Fantasy Flavors** that make the headlines. **We offer one of the freshest "clean-label + shelf-stable" chips and salsa on the market, create content and packaging that connects with consumers, and donate $.05 per jar/bag sold to our flavor partners.** Between stores, wholesale, and DTC online (plus events), we hit margins of 20%-70% depending on the channels connecting us to consumers.

$.05 donated per jar/bag sold goes to our flavor partners



We partner with leading philanthropies that pair well with our products, company, community, and brand. We do this by amplifying their message, encouraging others to get involved, and even **"recycling customer's money to make a difference"** through our give-back programs.

We also donate through apparel sales, events, and combined marketing efforts. We believe that with our shared DNA and drive to always be part of the solution that fuels us moving forward, there are limitless possibilities in bringing our brands together!



Just Dance "The Party"

Market

Infuse ourselves into industries where no other brands can play, due to lack of sharing "Brand DNA"

GROCERY + GRAB-N-GO	HOPS + HOSPITALITY	HEARD + SEEN	SUN, SNOW + SPORT
SPECIALTY Gourmet Markets	**SUDS + SPIRITS** Breweries Distilleries Wineries	**MUSIC** Recording Studios Venues/Events	**SURF** Beach Resorts Surf Shops Pool Parties
SUPERMARKET Chains Convenience	**SEAS + SKIES** Airports/Airlines Ships/Sailboats	**ART** Galleries/Museums Events	**SKI/BOARD** Mountain Resorts Ski Shops Apres Ski Parties
E-COMMERCE Website Amazon Wholesale	**CHEER + BEER** Bars Stadiums/Arenas	**FASHION** Stores Brand Offices Events	**SOCCER** Stadium Shops
	SIT + STAY Hotels/Hostels Train		
*$1 TRILLION Total Vertical Size	*$1 TRILLION Total Vertical Size	*$1.5 TRILLION Total Vertical Size	*$33 BILLION Total Vertical Size

We operate in the categories of **pre-made salsa ($1.4B) and tortilla chips ($22B).** And with **salsa being the #1 condiment in the US**, we are flipping the model by focusing on our **"display where consumers play"** approach, creating strategic and authentic growth opportunities through out-of-the-box verticals — everywhere from **craft beer breweries** to **boutique hotels, music-making recording studios** to **fashion-forward runway shows**, and **sunburnt surf shops** to **snow-covered ski slopes** and **sold-out soccer stadiums.**

There are our current partners, and we're just getting started...

    

   

    

Competition

Innovation & inspiration create unwavering connection with consumers



PRIVATE LABEL
SPECIALTY
LIFESTYLE
MAINSTREAM

We deliver our products to market through **creative content, custom packaging, and unparalleled POS**. Whether it's our epic and emotion-creating flavor composites, **our ovenable chip bag**, or our one-of-a-kind marketing, we have unique, creative, and cost-effective ways to connect with consumers and communities seeking something great than just a product — a lifestyle.





DATG Dream Machine + DATG Cloud Car: the beginning of branded salsa slinging vehicles is here. Whether it's scouring the streets hitting stores, setting up at sud-soaked beer/music festivals, or dropping product to our partners, our fleet of Dream Machines (Jeep) and Cloud Cars (VW) gives us the opportunity to deliver in style!





It's Now or Never

Vision

To be the most preferred, most famous salsa in the world

We'll accomplish our incredible vision by **increasing our distribution and sales channels across regions worldwide** and expanding online availability, enabling consumers to more easily purchase the products they desire. We also plan to heavily invest in **our people and production (both on content and product sides)** to increase awareness and create connections with our community through our group of company pillars: **DATG Food, DATG Fashion, DATG Festival, DATG Films,** and the **DATG Foundation.** All of this will further enable greater brand differentiation as we continue our takeover!



Investors

From bootstrapping to breaking through the clutter, raised $300K to date

TEAM	PRODUCT	MARKETING	OPERATIONS
-Current Team	+Inventory	+Content	+Office/Warehouse
+Operations	+Packaging	+Social	+Hardware/Software
+Finance	+POS	+Advertising	+Permits/Licensing
+Legal	+Distribution	+Guerrilla	+Transport
+Sales	+Development	+Sampling	
+Social		+PR	
+Content		+Events	

Your investment will be invested into **growing** our team, **increasing** our product inventory to meet demand, **elevating** marketing efforts, **creating** more effective and efficient operations, **driving** deeper brand growth in our backyard, and **starting** the expansion of our footprint into strategic markets (cities) across the country. As of July 2021, funding to date ($300K) has come from friends, family, and our Founder.



Our small, yet super smart and scrappy team has been built strategically and for scale — **focused on talent, awareness, teamwork, and adaptability**. We always bet on creativity first, to clearly differentiate our forward-thinking take on our brand, and then support growth with streamlined sales technology and transparency throughout our team, partners, and now, you.

We believe in each other, we challenge each other, and we support each other. We move fast and make things happen. We help people. We work our a**** off and we play our a**** off! We create and build. We love what we do and that it's not easy. We serve our community. And, we know that **dreams aren't this good**.



Strong Girls Girls Girls

Founders



Matt "Beniteaux" Bennett

From the great state of Texas, where salsa is king, to the bright lights of the big city, I am taking a dip into the salsa space, starting in the most unlikely of places: New York City!

Having been the founder or core team member of three previous startups, I have decided to take on my next venture — one that has been burning inside me since my college days at LSU — with a laser-focused relentlessness. Being half dreamer, half doer, I have the uncanny ability to manifest things into reality, as if the road to success were already paved.

The ultimate connector, creator and believer in anything is possible, I maintain awareness of what I am great at and what I am not, bringing together top talent to execute the DATG vision.

My life experiences of travel, business and relationships paired with my passion for products and people come together here, where I lead the way to create a new type of salsa brand!

For further insight, we invite you to visit us at dreamsarentthisgood.com and @datgcartel.

Taste Test before you Invest.

DREAMS AREN'T THIS GOOD.™



Welcome to the Family!

Team

	Matt Bennett	Founder + CEO + Salsa Slinger (2017)
	Lyndi Munguia	Creative + Salsa Slinger (April 2018)
	Jorge Munguia	Creative + Salsa Slinger (April 2018)
	Natalie Boylan	Brand Dev + Salsa Slinger (February 2021)
	John Geantasio	Outside CPA (February 2021)
	Nate Newman	Advisor (2017)	Winky Lux Founder
	Kim Nielsen	Advisor (2017)	Heineken Brand Manager
	Outasight .	Advisor (2020)	Singer-Songwriter, Producer, 83sound Founder
	Hal Coopersmith	Outside Legal (June 2021)
	Sally Persico	Brand Dev + Salsa Slinger (May 2021)
	Eva Dilmanian	PR (September 2020)
	James Morano	Creative + Salsa Slinger (June 2021)

Perks

$100

☁ Shout out on social

$250

☁ Shout-out on social ☁ DATG Swag

$500

☁ Shout-out on social ☁ DATG Fashion Apparel

$1,000

☁ Shout-out on social ☁ DATG Fashion Apparel + Swag

$5,000

☁ Shout-out on social ☁ 1 month worth of DATG Food (Chips and Salsa) ☁ 5% off all DATG Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 2 tickets to DATG Festival

$10,000

☁ Shout-out on social ☁ 3 months worth of DATG Food (Chips and Salsa) ☁ 10% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 4 tickets to DATG Festival

$25,000

☁ Shout-out on social ☁ 6 months worth of DATG Food (Chips and Salsa) ☁ 15% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 6 tickets to DATG Festival

$50,000

☁ Shout-out on social ☁ 9 months worth of DATG Food (Chips and Salsa) ☁ 20% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 8 tickets to DATG Festival

$100,000

☁ Shout-out on social ☁ 12 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 10 tickets to DATG Festival

$250,000

☁ Shout-out on social ☁ 18 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 12 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film

$500,000

☁ Shout-out on social ☁ 24 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 24 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film ☁ 1 Full day with Founder ☁ All expenses trip to New York

FAQ



Company Name	DREAMS AREN'T THIS GOOD.™

Logo	



Headline	The first lifestyle salsa brand

Hero Image	



Tags	Social Impact, Food, B2C, B2B, CPG, Coming soon, Startups

Pitch text

Summary

- Premium chips and salsa designed for experience and lifestyle
- Margins range from 20~70% via multiple retail channels since product launch
- 300+ retail partnerships in only two years
- 333% revenue growth since launch from 2019 to 2020
- Pre-made Salsa market worth $1.4B+, Tortilla Chips market worth $22B+
- Targeting consumers in verticals worth $1T+, $800M+ and $33B+
- Unique social good strategy donating $.05 per jar/bag sold

Problem

Consumers are changing, brands are not


I just buy what's next to the chips.
- Everyone

When walking into any store in any city, people are not excited about the salsa selections they see on the shelf. From the **lack of loyalty to the misses on marketing, salsa brands are "stale."** And while the industry continues to grow, it's also slow to diversify its approach and ripe for someone to **"dip in!"**

Not one salsa brand in recent history has revolutionized one of the largest consumer product markets in the world. There's never been a "Red Bull x Ben & Jerry's x Apple" of salsa — from making it bigger than the product by **marketing lifestyle** (energy drinks) to **creating community-inspired flavors and change through causes** (ice cream) to **thinking differently through design** (tech) — these three companies completely changed the way people experience billion-dollar brands.

Solution

Build the first lifestyle salsa brand



Brand identity

Dreams Aren't This Good (DATG) is a lifestyle brand that leads our own unique style and is purposefully designed to create energetic and emotional connections with our consumers. We are viewed as a clean x cool, modern x minimalistic brand that fits artistic, active, and aspirational cultures.

Brand position

DATG positions itself as one that encompasses urban city life to coastal-chillin, and outdoor adventures to on-the-go.

Brand execution

DATG uses local relationship building, guerrilla marketing, and compelling content as our main source of marketing. In addition, we drive our in-store presence with primed and unparalleled POS. We also support with limited flavor "drops," further driving our brand forward!

Brand system

DATG products are firstly designed to match the needs of the target market and produced in low quantities. The latest flavors are then promoted and released to drive awareness, sales, and brand "buy-in." Once the new flavor is on track to sell out, we move into launch mode, making it a full on "Fantasy Flavor" available everywhere.

Brand leverage

DATG has successfully expanded our brand by creating complementary lifestyle products. We design "fresh" apparel, produce pulse-pounding parties, create content that connects with our community, and donate dollars to make a difference for our flavor partners.

Brand tracking

DATG brand equity and loyalty of our customers is shown by the fact that we have created a "cartel-like" following with our consumers (cartel = community for good).

Brand responsibility

DATG ensures that the connection between the brand and the consumer is strong by leading our own style and adopting it with artistic, active and aspirational cultures. We do not follow the conventional rules, therefore making us unique in comparison to mainstream brands. Along with this, our products are infused & inspired by culture that creates a bond between the consumer and the brand.

Brand investment

DATG has invested heavily in the brand by betting on creative, clean content and packaging, fresh flavors and top level talent to execute on the DATG vision.



The Original Race

Product

Born on the Bayou, perfected in the Big Apple, we combine flavors of the South with sounds & styles of the city that never sleeps

We pour our passion into creating the best products on the planet. Focused on flavors, not heat levels, we start everything with a feeling...**inspired by NYC musicians' songs bumping in our earbuds mixed with the colors that connect NYC's subways**. We then combine the inspiration with **fresh and clean ingredients that free your mind and feed your tastebuds**. Lastly, with each flavor created as an experience, we pair it with philanthropy that **embodies the "spirit" of the flavor and donate $.05 per jar/bag sold.**















best when served cold
DREAMS AREN'T THIS GOOD
salsa
the original
made with ♥
net wt. 9.5 oz (269 g)

The Original

best when served cold
DREAMS AREN'T THIS GOOD
garlic cilantro salsa
the fighter
made with ♥
net wt. 9.5 oz (269 g)

The Fighter

best when served cold
DREAMS AREN'T THIS GOOD
jalapeño pineapple salsa
just dance
made with ♥
net wt. 9.5 oz (269 g)

Just Dance

best when served cold
DREAMS AREN'T THIS GOOD
avocado pepper salsa
now or never
made with ♥
net wt. 9.5 oz (269 g)







Now or Never

best when served cold | give a little shake before opening
DREAMS AREN'T THIS GOOD
blueberry coconut salsa
girls girls girls
made with ♥
net wt. 9.5 oz (269 g)

best when served cold
DREAMS AREN'T THIS GOOD
chipotle mango salsa
my type
made with ♥
net wt. 9.5 oz (269 g)

Girls Girls Girls



My Type





The chips that are changing the game with the first ovenable bag.

The Original



    

GLUTEN FREE   **DAIRY FREE**   **NUT FREE**   **NO PRESERVATIVES**   **VEGAN**

Our salsas are the stars of the show and perfectly partnered by our authentic Mexican-style tortilla chips, with black magic bagging. And now, with a **one-of-a-kind ovenable chip bag**, everyone can enjoy the **ultimate DATG experience: fresh, warm restaurant-style chips and chilled salsa!**

Traction

Secured 300+ partnerships in 2 years

F A I R E   amazon

   

snackmagic   FORAGERS

Our main footprint focus has been to grow with brand-depth deep in our backyard (the Northeast) before hitting other parts of the country/world. We currently have partnerships with **ShopRite, Fairway Market, Westside Market, Key Food, Foodtown, Brooklyn Harvest, Foragers, and many more.** In addition to our own website, we've added wholesale and DTC online partnerships with companies such as **Amazon, Faire**, and **SnackMagic.** Our revenue has grown from **$30K** (2019) to **$130K** (*2020).

Your browser does not support HTML5 video.



   

*Covid-resilient



The Hero Fighter

Customers

When the Cartel speaks, we listen


mareevva When you find that PERFECT salsa, you keep and it and never let it go
@datgcartel, not only are they absolutely delicious, but their messages are so inspiring! And anyone who knows me, I need chips n salsa at all times while I'm in the studio
SWIPE UP IN MY STORY
#DATG #Salsa #Delicious #Glutenfree #Nopreservatives #Vegan #Bomb.com #Sweet #Inspiring #Uplifting #Brooklyn #NewYork #NYC #Clouds #Views #MDW #Myfav #sponsored #Dreamteam
301 likes
DREAMS AREN'T THIS GOOD
tortilla chips
harborharvest We are excited to introduce a new product at Harbor Harvest! @datgcartel "the world first lifestyle salsa brand"! Made with natural ingredients and had a big flavor! This brand donates a portions of sales to various foundations like: @lgbtcenternyc & @hunger_free_america #supportlocal .
#salsa #harborharvest #eatlocal #shoplocal #lgbtq #onelove #lovewins #farmtoharbor #farmtostore #longislandsound #goodvibes #shopsafe #eatwell #norwalk #huntington
Liked by thedonishotsauce and 35 others
yeswilliamsburg I might have eaten a bag of @datgcartel tortilla chips with the most delicious salsa and have no regrets. Focused on the flavors, not heat levels, all @datgcartel flavors and tortilla chips are gluten free, vegan and contain no preservatives. ✓Find them at @mekelburgsdomino or and @brooklynharvestmarkets or dreamsarebtthisgood.com [partner]
#tortillachips #salsas #spicyfood #snacks #snacktime #eeeeeats #williamsburg #yeswilliamsburg #fridayvibes
eatkomeeda Looks like it gives a
Liked by nyevatravels and 129 others
yummydomain @datgcartel salsa right here enjoying last few days of summer DREAMS AREN'T THIS GOOD For sure from this amazing company @datgcartel .. what attracted me first was ofcourse salsa and next was the brand .. The cloud logo with the DATG acronym is called Walking on a Dream, as the "lines/bars" represent the cross walks of NYC and the cloud being the dream we live in, create each day! USE CODE YUMMYDOMAIN ON your first order to get 20% off CHIPS + SALSA It is a new type of salsa brand offering the freshest "clean-label & shelf-stable" .. What I love about them is that they donate $.05 per jar/bag sold to their flavor partners! .The salsas are dairy, gluten,nut free (only the
Liked by agirlwithaticket and 240 others

Demographic

DATG's target consumer is 25-45 years old, values quality, experiences, making a difference, and lives an aspirational lifestyle.

Psychographic

DATG's target consumer has interests in everything — from food to fashion, art to adventure, and tech to travel, while very much sharing inspiration via social media.

Geographic

DATG's target consumer lives everywhere from urban cities to under-the-radar coastal towns, and outside the city lines to outdoor mountain tops.

Buying behavior

DATG's target consumers want to appear in-the-know and inclusive, while maintaining individual style. People buy from DATG as a form of fulfillment, self-accomplishment, and personal growth because they believe that purchasing a product from an inclusive,

inspirational, and impacting brand gives them the opportunity to be part of something bigger than themselves.


S/O to our sponsor
@datgcartel
DREAMS AREN'T THIS GOOD
SNACKIN SMACKIN
@DATGCARTEL
SO EXCITED TO COME HOME TO THIS SPECIAL DELIVERY!!!
YES!

★★★★★ **Best, Freshest Salsa!**

By far the BEST salsa I've ever had. It amazes me how FRESH, and light this tastes, out of a jar — it tastes and feels like it was just made in the kitchen. The original is my favorite, although I've tried 3 flavors and they are all amazing.

I had the opportunity to try this for the first time, as a taste test in a small grocery store in Williamsburg, Brooklyn. The owner himself was giving out samples, and I just planned to stop in for something quick in the store and run out. The owner got my attention for a taste test, and I was like, "yeah, sure, I'll try a bite of your salsa," but really expected to just have a taste and continue in my way. I literally stopped in my tracks and decided to buy 3 jars — it was SO good!

I can promise you won't be disappointed. So happy to see they sell it on Amazon now, it can be hard to find in grocery stores.

★★★★★ **Five Stars!**

The creative label sold me. I purchased this as a gift for somebody who loves salsa, and knowing they are extremely picky I decided to just go with a cute label in case they hated it. However the recipient said it was one of the best salsas they've ever had!

★★★★★ **Among the best!**

Hands down among the best salsa I've tasted right out of a jar! Definitely has a kick, but it's just right. My wife, who admits to having a low threshold for spice, loves this brand as much as I do. I've given away a few jars to friends, and also served the salsa at gatherings, and everyone is super impressed and always going back for more! I've read some reviews calling this a bland salsa; we all have different tastes, but I can say for sure that's the last word I'd use for this superb and tasty salsa! Nicely done, DATG!

★★★★★ **So Amazing!**

The blueberry coconut has a slightly gritty texture, despite how strange it sounds it tastes incredible. The jalapeño pineapple flavor was a thinner salsa...similar to restaurant style. I absolutely loved them both. Neither were overly spicy...and were empty within 24 hours of opening.

★★★★★ **Only read if you are looking for the best salsa ever...**

I had received a jar of this in a gift package earlier this year and found it to be the best salsa I have ever had out of a jar and even most Mexican or Tex-Mex restaurants I have eaten at. I was elated to find out that this salsa was available through Amazon....and a three pack to boot! If you are a foodie like I am always looking for the best taste, please give this salsa a try. It is so good. I see that there are other varieties and maybe one day I will try them, but The Original is so tasty. Also read the label of ingredients....no preservatives or words that you cannot pronounce. I am addicted to it and use it with chips, vegetables, tacos, on top of a hamburger, and on and on. The jars of deliciousness are shipped in a well-protected attractive looking box, so nice that it would make a great gift. I also want to make it very clear that I did not receive this as a promotion (although I would be more than happy to become an official taste tester!!!), I paid for this product because I love salsa and I have finally found the perfect salsa. Thank you Dreams Aren't This Good!

★★★★★ **Must buy!!!**

The best salsa you will ever have!!! This is truly authentic!! I have searched everywhere for this salsa and I'm so glad I found it. Definitely a must buy!! Trust me you won't regret it!

★★★★★ **Thank you!**

Thank you guys as always, best salsa in the world, can't even eat anything else. Had to order the NYC Pack!

★★★★★ **Simply the best!**

These are the best chips I have ever had! Hands down. Popped them in the oven too! The salsa is crazy good also.

★★★★★ **These are GREAT chips!**

If you miss getting fresh chips from the local Mexican restaurant because of COVID, stop reading and get these. These are ridiculously great restaurant style chips. The flavor, salt and texture are spot on. If you go to a Mexican place that has thin chips that they serve for

an appetizer and thicker chips that they use for nachos, these are the thicker chips. I don't know if the packaging (which was bags with padding in a cardboard box) or the thickness kept the chips intact but they were surprisingly not crushed. The instructions suggest an oven for the best possible chips. Do it....I just ordered the salsa to go with these. I am such a happy customer.

Business Model

Focus on flavors and philanthropy drive brand difference through experience



The "Four Ps" create our baseline (Place, Price, Product, Promotion); but it's our music-inspired **Fantasy Flavors** that make the headlines. **We offer one of the freshest "clean-label + shelf-stable" chips and salsa on the market, create content and packaging that connects with consumers, and donate $.05 per jar/bag sold to our flavor partners.** Between stores, wholesale, and DTC online (plus events), we hit margins of 20%-70% depending on the channels connecting us to consumers.

$.05 donated per jar/bag sold goes to our flavor partners



We partner with leading philanthropies that pair well with our products, company, community, and brand. We do this by amplifying their message, encouraging others to get involved, and even **"recycling customer's money to make a difference"** through our give-back programs.

We also donate through apparel sales, events, and combined marketing efforts. We believe that with our shared DNA and drive to always be part of the solution that fuels us moving forward, there are limitless possibilities in bringing our brands together!



Just Dance "The Party"

Market

Infuse ourselves into industries where no other brands can play, due to lack of sharing "Brand DNA"

GROCERY + GRAB-N-GO

SPECIALTY
Gourmet
Markets

SUPERMARKET
Chains
Convenience

E-COMMERCE
Website
Amazon
Wholesale

***$1 TRILLION**
Total Vertical Size

HOPS + HOSPITALITY

SUDS + SPIRITS
Breweries
Distilleries
Wineries

SEAS + SKIES
Airports/Airlines
Ships/Sailboats

CHEER + BEER
Bars
Stadiums/Arenas

SIT + STAY
Hotels/Hostels
Train

***$1 TRILLION**
Total Vertical Size

HEARD + SEEN

MUSIC
Recording Studios
Venues/Events

ART
Galleries/Museums
Events

FASHION
Stores
Brand Offices
Events

***$1.5 TRILLION**
Total Vertical Size

SUN, SNOW + SPORT

SURF
Beach Resorts
Surf Shops
Pool Parties

SKI/BOARD
Mountain Resorts
Ski Shops
Apres Ski Parties

SOCCER
Stadium
Shops

***$33 BILLION**
Total Vertical Size

We operate in the categories of **pre-made salsa ($1.4B) and tortilla chips ($22B).** And with **salsa being the #1 condiment in the US**, we are flipping the model by focusing on our **"display where consumers play"** approach, creating strategic and authentic growth opportunities through out-of-the-box verticals — everywhere from **craft beer breweries** to **boutique hotels, music-making recording studios** to **fashion-forward runway shows**, and **sunburnt surf shops** to **snow-covered ski slopes** and **sold-out soccer stadiums.**

These are our current partners, and we're just getting started...

    

   

    

Competition

Innovation & inspiration create unwavering connection with consumers



We deliver our products to market through **creative content, custom packaging, and unparalleled POS**. Whether it's our epic and emotion-creating flavor composites, **our ovenable chip bag**, or our one-of-a-kind marketing, we have unique, creative, and cost-effective ways to connect with consumers and communities seeking something great than just a product — a lifestyle.





DATG Dream Machine + DATG Cloud Car: the beginning of branded salsa slinging vehicles is here. Whether it's scouring the streets hitting stores, setting up at sud-soaked beer/music festivals, or dropping product to our partners, our fleet of Dream Machines (Jeep) and Cloud Cars (VW) gives us the opportunity to deliver in style!



It's Now or Never

Vision

To be the most preferred, most famous salsa in the world

We'll accomplish our incredible vision by **increasing our distribution and sales channels across regions worldwide** and expanding online availability, enabling consumers to more easily purchase the products they desire. We also plan to heavily invest in **our people and production (both on content and product sides)** to increase awareness and create connections with our community through our group of company pillars: **DATG Food, DATG Fashion, DATG Festival, DATG Films,** and the **DATG Foundation.** All of this will further enable greater brand differentiation as we continue our takeover!



Investors

From bootstrapping to breaking through the clutter, raised $300K to date

TEAM	PRODUCT	MARKETING	OPERATIONS
-Current Team	+Inventory	+Content	+Office/Warehouse
+Operations	+Packaging	+Social	+Hardware/Software
+Finance	+POS	+Advertising	+Permits/Licensing
+Legal	+Distribution	+Guerrilla	+Transport
+Sales	+Development	+Sampling	
+Social		+PR	
+Content		+Events	

Your investment will be invested into **growing** our team, **increasing** our product inventory to meet demand, **elevating** marketing efforts, **creating** more effective and efficient operations, **driving** deeper brand growth in our backyard, and **starting** the expansion of our footprint into strategic markets (cities) across the country. As of July 2021, funding to date ($300K) has come from friends, family, and our Founder.



Our small, yet super smart and scrappy team has been built strategically and for scale — **focused on talent, awareness, teamwork, and adaptability**. We always bet on creativity first, to clearly differentiate our forward-thinking take on our brand, and then support growth with streamlined sales technology and transparency throughout our team, partners, and now, you.

We believe in each other, we challenge each other, and we support each other. We move fast and make things happen. We help people. We work our a**** off and we play our a**** off! We create and build. We love what we do and that it's not easy. We serve our community. And, we know that **dreams aren't this good**.



Strong Girls Girls Girls

Founders



Matt "Beniteaux" Bennett

From the great state of Texas, where salsa is king, to the bright lights of the big city, I am taking a dip into the salsa space, starting in the most unlikely of places: New York City!

Having been the founder or core team member of three previous startups, I have decided to take on my next venture — one that has been burning inside me since my college days at LSU — with a laser-focused relentlessness. Being half dreamer, half doer, I have the uncanny ability to manifest things into reality, as if the road to success were already paved.

The ultimate connector, creator and believer in anything is possible, I maintain awareness of what I am great at and what I am not, bringing together top talent to execute the DATG vision.

My life experiences of travel, business and relationships paired with my passion for products and people come together here, where I lead the way to create a new type of salsa brand!

For further insight, we invite you to visit us at dreamsarentthisgood.com and @datgcartel.

Taste Test before you Invest.

DREAMS AREN'T THIS GOOD.™



Welcome to the Family!

Team

	Matt Bennett	Founder + CEO + Salsa Slinger (2017)
	Lyndi Munguia	Creative + Salsa Slinger (April 2018)
	Jorge Munguia	Creative + Salsa Slinger (April 2018)
	Natalie Boylan	Brand Dev + Salsa Slinger (February 2021)
	John Geantasio	Outside CPA (February 2021)
	Nate Newman	Advisor (2017) | Winky Lux Founder
	Kim Nielsen	Advisor (2017) | Heineken Brand Manager
	Outasight .	Advisor (2020) | Singer-Songwriter, Producer, 83sound Founder
	Hal Coopersmith	Outside Legal (June 2021)
	Sally Persico	Brand Dev + Salsa Slinger (May 2021)
	Eva Dilmanian	PR (September 2020)
	James Morano	Creative + Salsa Slinger (June 2021)

Perks

$100	☁ Shout out on social
$250	☁ Shout-out on social ☁ DATG Swag
$500	☁ Shout-out on social ☁ DATG Fashion Apparel
$1,000	☁ Shout-out on social ☁ DATG Fashion Apparel + Swag
$5,000	☁ Shout-out on social ☁ 1 month worth of DATG Food (Chips and Salsa) ☁ 5% off all DATG Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 2 tickets to DATG Festival
$10,000	☁ Shout-out on social ☁ 3 months worth of DATG Food (Chips and Salsa) ☁ 10% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 4 tickets to DATG Festival
$25,000	☁ Shout-out on social ☁ 6 months worth of DATG Food (Chips and Salsa) ☁ 15% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 6 tickets to DATG Festival
$50,000	☁ Shout-out on social ☁ 9 months worth of DATG Food (Chips and Salsa) ☁ 20% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 8 tickets to DATG Festival
$100,000	☁ Shout-out on social ☁ 12 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 10 tickets to DATG Festival
$250,000	☁ Shout-out on social ☁ 18 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 12 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film
$500,000	☁ Shout-out on social ☁ 24 months worth of DATG Food (Chips and Salsa) ☁ 25% off all Products Forever ☁ DATG Fashion Apparel + Swag ☁ Feature as part of our People Project ☁ 24 tickets to DATG Festival ☁ Cameo appearance in a future DATG Film ☁ 1 Full day with Founder ☁ All expenses trip to New York

FAQ